CONFIDENTIAL TREATMENT REQUESTED

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As confidentially submitted to the Securities and Exchange Commission on April 14, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Grocery Outlet Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	5411	47-1874201
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5650 Hollis Street

Emeryville, California 94608

(510) 845-1999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pamela B. Burke

Chief Administrative Officer, General Counsel and Secretary

Grocery Outlet Holding Corp.

5650 Hollis Street

Emeryville, California 94608

(510) 845-1999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Tel: (650) 752-2000 Fax: (650) 752-3622

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value per share		$	$	$

(1)	Includes shares that the underwriters have the option to purchase. See “Underwriting.”
(2)

Estimated solely for the purpose of computing the amount of the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and maximum aggregate offering price are based on the average of the $                (high) and $                (low) sale price of the registrant’s common stock as reported on The Nasdaq Global Select Market on                 , 2020, which date is within five business days prior to filing this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 14, 2020

PROSPECTUS

                 Shares

Common Stock

This is a public offering of shares of common stock of Grocery Outlet Holding Corp.

The selling stockholders identified in this prospectus are offering                  shares of our common stock. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed and traded on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “GO.” On April 13, 2020, the last reported sale price of our common stock on Nasdaq was $33.99 per share.

Investing in the common stock involves risks that are described in the “Risk Factors ” section beginning on page 14 of this prospectus and the risk factors in the documents incorporated by reference in this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from the selling stockholder affiliated with Hellman & Friedman LLC at the public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2020.

Morgan Stanley	BofA Securities

The date of this prospectus is                     , 2020.

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We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses that we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of the date on the front cover of this prospectus or the date of the applicable document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus or incorporated by reference in this prospectus from our filings with the SEC listed under “Incorporation by Reference” and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus and the information incorporated by reference in this prospectus, including any free writing prospectus prepared by us or on our behalf, including the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included in this prospectus and the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2020 (our “Annual Report”), which is incorporated by reference in this prospectus.

Unless otherwise indicated in this prospectus, references to the “Company,” “we,” “us” and “our” refer to Grocery Outlet Holding Corp. and its consolidated subsidiaries. References to “underwriters” refer to the firms listed on the cover page of this prospectus. References to the fiscal years 2015, 2016, 2017, 2018 and 2019 refer to the fiscal years ended January 2, 2016, December 31, 2016, December 30, 2017, December 29, 2018 and December 28, 2019, respectively.

Our Company

We are a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. Each of our stores offers a fun, treasure hunt shopping experience in an easy-to-navigate, small-box format. An ever-changing assortment of “WOW!” deals, complemented by everyday staple products, generates customer excitement and encourages frequent visits from bargain-minded shoppers. Our flexible buying model allows us to offer quality, name-brand opportunistic products at prices generally 40% to 70% below those of conventional retailers. Entrepreneurial independent operators (“IOs”) run our stores and create a neighborhood feel through personalized customer service and a localized product offering. This differentiated approach has driven 16 consecutive years of positive comparable store sales growth.

Our founder, Jim Read, pioneered our opportunistic buying model in 1946 and subsequently developed the IO selling approach, which harnesses individual entrepreneurship and local decision-making to better serve our customers. Underlying this differentiated model was a mission that still guides us today: “Touching Lives for the Better.” Since 2006, the third generation of Read family leadership has advanced this mission and accelerated growth by strengthening our supplier relationships, introducing new product categories and expanding the store base from 128 to 355 stores across the West Coast and Pennsylvania. As a result, sales have increased from approximately $640.0 million in fiscal 2006 to approximately $2.56 billion in fiscal 2019, representing an 11% compound annual growth rate (“CAGR”). Our passionate, founding family-led management team remains a driving force behind our growth-oriented culture.

Our differentiated model for buying and selling delivers a “WOW!” shopping experience, which generates customer excitement, inspires loyalty and supports profitable sales growth:

•

How we buy: We source quality, name-brand consumables and fresh products opportunistically through a large, centralized purchasing team that leverages long-standing and actively managed supplier relationships to acquire merchandise at significant discounts. Our speed and efficiency in responding to supplier needs, combined with our specialized supply chain capabilities and flexible merchandising strategy, enhance our access to discounted products and allow us to turn inventory

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quickly and profitably. Our buyers proactively source on-trend products based on changing consumer preferences, including a wide selection of Natural, Organic, Specialty and Healthy (“NOSH”) products. We also source everyday staple products to complement our opportunistic offerings. Each store offers a curated and ever-changing assortment of approximately 5,000 stock keeping units (“SKUs), creating a “buy now” sense of urgency that promotes return visits and fosters customer loyalty.

•

How we sell: Our stores are independently operated by entrepreneurial small business owners who have a relentless focus on selecting the best products for their communities, providing personalized customer service and driving improved store performance. Unlike a store manager of a traditional retailer, IOs are independent businesses and are responsible for store operations, including ordering, merchandising and managing inventory, marketing locally and directly hiring, training and employing their store workers. IOs initially contribute capital to establish their business and share store-level gross profits with us. These factors both align our interests and incentivize IOs to aggressively grow their business to realize substantial financial upside. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate.

Our value proposition has broad appeal with bargain-minded customers across all income levels, demographics and geographies. Customers visited our stores over 95 million times in fiscal 2019 spending over $25 per transaction. We believe that our sustained focus on delivering ever-changing “WOW!” deals within a fun, treasure hunt shopping environment has generated strong customer loyalty and brand affinity. This customer enthusiasm is evidenced by our 12 consecutive years of positive comparable store traffic growth. We believe that our broad customer appeal supports significant new store growth opportunities, and we plan to continue to expand our reach to additional customers and geographies across the United States.

Our stores have performed well across all economic cycles, as demonstrated by our 16 consecutive years of positive comparable store sales growth and consistent gross margins of between 30.1% and 30.8% since fiscal 2010. In fact, our value proposition attracts even more customers in periods of economic uncertainty as evidenced by our average 13.5% comparable store sales growth during the recessionary economic conditions experienced in 2008 and 2009. Our model is also insulated from store labor-related variability because IOs directly employ their store workers. The result is lower corporate fixed costs, providing further protection in the event of an economic downturn.

Our Competitive Strengths

We believe that the following competitive strengths are key drivers of our current success and position us for continued growth:

•

Powerful Customer Value Proposition Supported by a “WOW!” Experience. Delivering thrilling “WOW!” deals to our customers is a cornerstone of our business. We offer customers quality, name-brand consumables and fresh products at deep discounts in a fun, treasure hunt shopping environment. Our product offering is ever-changing with a constant rotation of opportunistic products, complemented by an assortment of competitively priced everyday staples across grocery, produce, refrigerated and frozen foods, beer and wine, fresh meat and seafood, general merchandise and health and beauty care. A typical Grocery Outlet basket is priced approximately 40% lower than conventional grocers and approximately 20% lower than the leading discounters. Our stores are convenient, easy to navigate and require neither membership fees nor bulk purchases for customers to save money. Our stores have wide aisles, clear signage and a high level of customer service. Upon checkout, a cashier “circles the savings” on each customer’s receipt, which reinforces the compelling value that we provide.

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•

Flexible Sourcing and Distribution Model That Is Difficult to Replicate. Our flexible sourcing and distribution model differentiates us from traditional retailers and allows us to provide customers quality, name-brand products at exceptional values. As strong stewards of our suppliers’ brands, we are a preferred partner with a reputation for making rapid decisions, purchasing significant volumes and creatively solving suppliers’ inventory challenges to arrive at “win-win” outcomes. We take advantage of opportunities to acquire merchandise at substantial discounts that regularly arise from order cancellations, manufacturer overruns, packaging changes and approaching “sell-by” dates. We supplement our “WOW!” deals with everyday staples in order to provide a convenient shopping experience. Our buying strategy is deliberately flexible, which allows us to react to constantly changing opportunities. With over 65 people, our centralized sourcing team has deep experience and decades-long relationships with leading consumer packaged goods (“CPG”) companies. Our team is highly selective when evaluating the growing number of opportunities available to us and maintains a disciplined yet solutions-oriented approach. Our specialized model is supported by a supply chain designed to quickly and efficiently deliver an ever-changing assortment of products to store shelves.

•

Independent Operators Who Are the Foundation of Our “Small Business at Scale” Model. Our stores are independent business entities operated by entrepreneurial small business owners who have a relentless focus on ordering and merchandising the best products for their communities, providing personalized customer service and driving improved store performance. We generally share 50% of store-level gross profits with IOs, thereby incentivizing them to aggressively grow their business and realize substantial financial upside. IOs leverage our extensive purchasing scale, sophisticated ordering and information systems and field support in order to operate more efficiently. This combination of local decision-making supported by our purchasing expertise and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate. The vast majority of the IOs operate a single store, with most working as two-person teams. We encourage the IOs to establish local roots and actively participate in their communities to foster strong personal connections with customers. The IOs select approximately 75% of their merchandise based on local preferences, providing a unique assortment tailored to their community. Our collaborative relationship with the IOs creates a powerful selling model allowing us to deliver customers exceptional value with a local touch.

•

Proven and Consistent New Store Economics. Our new stores have generated robust store-level financial results, strong cash flow and attractive returns. Our highly flexible, small-box format of 15,000 to 20,000 total square feet has been successful across geographic regions, population densities and demographic groups, and has proved resilient to competitive entries from discounters and conventional retailers alike. On average, our stores achieve profitability during the first year of operations, reach maturity in four to five years and realize a payback on investment within four years. We believe that our broad customer appeal, differentiated value proposition and the predictable financial performance of our stores across vintages provide a high degree of visibility into the embedded earnings growth from our recently opened stores.

•

Value-Oriented Brand Aligned with Favorable Consumer Trends. We believe that consumers’ search for value is the new normal in retail. The success of off-price retailers represents a secular consumer shift toward value as a leading factor in purchasing decisions. Moreover, as Millennials mature and Baby Boomers age, we believe that they are increasingly focused on value, driving shopper traffic towards the deep discount channel. We expect that even after the completion of recessionary cycles, value will remain a leading factor in consumers’ retail purchasing decisions despite the return of stronger economic conditions. We have spent decades building our IO and

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opportunistic purchasing models to offer deep discounts in a customer-friendly store environment, which enables us to take advantage of this ongoing preference for value.

•

Collaborative Company Culture Provides the Foundation for Continued Success. One of our key competitive advantages is our culture of family and community values, grounded in integrity, entrepreneurship, performance and collaboration. We have been dedicated to our mission of “Touching Lives for the Better” since our inception. Our passion and commitment are shared by team members throughout the entire organization, from the IOs and their employees to our distribution centers and corporate offices. We are a third-generation, family-run business led by CEO Eric Lindberg. Mr. Lindberg has been with Grocery Outlet for over 20 years and has instilled a “servant leadership” mentality that empowers employees and IOs and forms the basis of our highly collaborative culture. Additionally, MacGregor Read, after over 20 years serving in various operational roles culminating with his time as our Vice Chairman, has transitioned to a new non-executive role as the Vice Chairman of our board of directors.

Our Growth Strategies

We plan to continue to drive sales growth and profitability by maintaining a relentless focus on our value proposition and executing on the following strategies:

•

Drive Comparable Sales Growth. We expect that our compelling value proposition will continue to attract new customers, drive repeat visits, increase basket sizes and, as a result, generate strong comparable store sales growth. We plan to:

•

Deliver More “WOW!” Deals and Expand Our Offerings. We intend to drive incremental traffic and increase our share of wallet by further leveraging our purchasing model. We continue to deepen existing and develop new supplier relationships to ensure that we are the preferred partner and the first call for opportunistic inventory. As a result, we believe there is a significant opportunity to source and offer more “WOW!” deals within existing and new product categories, thereby offering greater value and variety to customers. For example, in response to growing consumer preferences for fresh and healthy options, we have grown NOSH primarily through opportunistic purchasing to represent over 15% of our current product mix. More recently, we have expanded our offerings to include fresh seafood and grass-fed meat in order to increase sales to existing and new customers.

•

Support IOs in Enhancing the “WOW!” Customer Experience. We continue to implement operational initiatives to support IOs in enhancing the customer experience. We develop and improve tools that provide IOs with actionable insights on sales, margin and customer behavior, enabling them to further grow their business. We seek to continuously improve our inventory planning tools to help IOs make better local assortment decisions while reducing out-of-stock items and losses related to product markdowns, throwaways and theft (“shrink”). We also regularly deploy updated fixtures, signage and enhanced in-store marketing to further improve the shopping experience, which we believe results in higher customer traffic and average basket sizes.

•

Increase Customer Awareness and Engagement. Our marketing strategy is focused on growing awareness, encouraging new customers to visit our stores and increasing engagement with all bargain-minded consumers. Our emphasis on digital marketing is enabling us to deliver specific and real-time information to our customers about the most compelling “WOW!” deals at their local store. We have over one million email subscribers in our database, most of whom

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receive daily and weekly “WOW! Alerts.” Along with the IOs, we utilize social media to increase our brand affinity and interact with customers more directly on a daily basis. Looking forward, we see an opportunity to further personalize our digital communications to both increase engagement with our existing customers and introduce new customers to our stores. We will continue to supplement our digital marketing with traditional print and broadcast advertising including through our marketing campaign, “Welcome to Bargain Bliss.”

•

Execute on Store Expansion Plans. We believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count. Our new stores typically require an average net cash investment of approximately $2.0 million and realize a payback on investment within four years. In fiscal 2019, we opened 34 new stores. Based on our experience, in addition to research conducted by eSite Analytics, we believe there is an opportunity to establish over 1,500 additional locations in the states in which we currently operate and in neighboring states. Our goal is to expand our store base by approximately 10% annually by penetrating existing and contiguous regions. Over the long term, we believe the market potential exists to establish 4,800 locations nationally.

•

Implement Productivity Improvements to Reinvest in Our Value Proposition. Our seasoned management team has a proven track record of growing our business while maintaining a disciplined cost structure. Over the past five years, we have made significant investments that have laid a solid foundation for future growth. We have implemented and will continue to identify and implement productivity improvements through both operational initiatives and system enhancements, such as category assortment optimization, improved inventory management tools and greater purchasing specialization. We intend to reinforce our value proposition and drive further growth by reinvesting future productivity improvements into enhanced buying and selling capabilities.

Risks Related to Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	failure of suppliers to consistently supply us with opportunistic products at attractive pricing;

•	inability to successfully identify trends and maintain a consistent level of opportunistic products;

•	failure to maintain or increase comparable store sales;

•	failure to open, relocate or remodel stores on schedule;

•	failure of the IOs to successfully manage their business;

•	inability to attract and retain qualified IOs;

•	the significant influence of the H&F Investor over us;

•	our ability to generate cash flow to service our substantial debt obligations; and

•	other factors set forth under “Risk Factors” in this prospectus.

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Recent Developments

First Lien Credit Agreement

On January 24, 2020, we entered into a second Incremental Agreement (the “Second Incremental Agreement”) to further amend the First Lien Credit Agreement (as defined elsewhere in this prospectus). The Second Incremental Agreement refinanced the term loan outstanding under the First Lien Credit Agreement with a replacement $460.0 million senior secured term loan credit facility (the “Second Replacement Term Loan”) with an applicable margin of 2.75% for Eurodollar loans and 1.75% for base rate loans, and made certain other corresponding technical changes and updates to the previously amended First Lien Credit Agreement. The Second Replacement Term Loan matures on October 22, 2025, which is the same maturity date as the prior term loan.

On March 19, 2020, GOBP Holdings together with another of our wholly owned subsidiaries borrowed $90.0 million under the revolving credit facility of our First Lien Credit Agreement, the proceeds of which are to be used as reserve funding for working capital needs as a precautionary measure in light of the economic uncertainty surrounding the current COVID-19 pandemic. See “NOTE 14—Subsequent Events” in our Annual Report, incorporated by reference in this prospectus, for additional information.

Our Sponsor

Hellman & Friedman LLC (“H&F”) is a leading private equity investment firm with offices in San Francisco, New York and London. Since its founding in 1984, H&F has raised over $50 billion of committed capital. The firm focuses on investing in outstanding businesses and serving as a value-added partner to management in select industries including retail & consumer, internet & media, software, financial services, business & information services, healthcare and industrials & energy. In 2014, an investment fund affiliated with H&F (the “H&F Investor”) acquired approximately 80% of our common stock from Berkshire Partners (the “2014 H&F Acquisition”). After the completion of this offering, the H&F Investor will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares. For a discussion of certain risks, potential conflicts and other matters associated with the H&F Investor’s ownership of our common stock, see “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—The H&F Investor will continue to hold a significant percentage of our outstanding stock after this offering and its interests may be different than the interests of other holders of our securities” and “Description of Capital Stock.”

Corporate Information

Grocery Outlet Holding Corp. was incorporated in Delaware on September 11, 2014. Our principal executive offices are located at 5650 Hollis Street, Emeryville, California 94608. Our telephone number is (510) 845-1999. Our website address is www.groceryoutlet.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

Trademarks and Service Marks

We own or have rights to certain brand names, trademarks and services marks that we use in conjunction with the operation of our business. In addition, our name and logo are our trademarks or service marks. One of the more important trademarks that we use is Grocery Outlet Bargain MarketTM. This prospectus contains additional trademarks, trade names and service marks of other companies. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

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Market, Industry and Other Data

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable.

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THE OFFERING

Common stock offered by the selling stockholders	shares.

Common stock to be outstanding immediately after this offering	shares, which assumes shares issued in connection with the exercise of options by certain selling stockholders in connection with this offering. Except as provided in the immediately preceding sentence, the number of shares of common stock outstanding will not change as a result of this offering.

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional shares of common stock from the H&F Investor at the public offering price, less the underwriting discounts and commissions.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders or if the underwriters exercise their option to purchase additional shares. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included, and incorporated by reference, in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

Dividend policy	We currently do not intend to declare any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is limited by our First Lien Credit Agreement. See “Dividend Policy.”

Nasdaq symbol	“GO”

Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock that will be outstanding immediately after this offering is based on 89,005,062 shares of common stock outstanding as of December 28, 2019, and:

•	excludes 190,872 shares of common stock underlying 190,872 restricted stock units that were outstanding as of December 28, 2019;

•

excludes                  shares of common stock issuable upon the exercise of time-based options to purchase shares of our common stock outstanding as of December 28, 2019 with a weighted average exercise price of                per share, which excludes those being exercised by certain selling stockholders in connection with this offering and 5,777,121 shares of common stock issuable upon the exercise of performance-based options to purchase shares of our common stock outstanding as of December 28, 2019 with a weighted average exercise price of $4.57 per share, which have not previously vested, 4,086,109 of which vested upon the consummation of the February 2020 offering and a significant portion of which is expected to vest upon consummation

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of this offering, the remainder of which are eligible to vest only if and when the H&F Investor has achieved specified internal rates of return with respect to its investment in the Company; and

•	does not reflect shares of common stock available for future issuance under our 2019 Incentive Plan (as defined elsewhere in this prospectus).

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth the summary consolidated financial data of the Company for the periods presented. The summary consolidated financial data for the fiscal years 2017, 2018 and 2019, all of which contained 52 weeks, and the summary balance sheet data as of December 28, 2019 are derived from the audited consolidated financial statements and the related notes thereto included in our Annual Report, incorporated by reference in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The summary consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Capitalization” in this prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included in our Annual Report, incorporated by reference in this prospectus. Some of the financial data contained in this prospectus reflects the effects of, and may not total due to, rounding.

	Fiscal Year Ended
	December 30, 2017	December 29, 2018	December 28, 2019
	(in thousands, except per share data)
Statements of Operations Data:
Net sales	$2,075,465	$2,287,660	$2,559,617
Cost of sales	1,443,582	1,592,263	1,772,515

Gross profit	631,883	695,397	787,102
Operating expenses:
Selling, general and administrative	510,136	557,100	639,437
Depreciation and amortization	43,152	45,421	47,883
Share-based compensation	1,659	10,409	31,439

Total operating expenses	554,947	612,930	718,759

Income from operations	76,936	82,467	68,343
Other expenses:
Interest expense, net	49,698	55,362	45,927
Debt extinguishment and modification costs	1,466	5,253	5,634

Total other expenses	51,164	60,615	51,561

Income before income taxes	25,772	21,852	16,782
Income tax expense	5,171	5,984	1,363

Net income	$20,601	$15,868	$15,419

	Fiscal Year Ended
	December 30, 2017	December 29, 2018	December 28, 2019
	(in thousands, except per share data)
Per Share Data:
Earnings per share (basic and diluted)
Basic	$0.30	$0.24	$0.20
Diluted	$0.30	$0.23	$0.19
Weighted average shares outstanding (basic and diluted)
Basic	68,232	68,473	79,044
Diluted	68,332	68,546	81,863
Statements of Cash Flows Data:
Net cash provided by operating activities	$84,703	$105,811	$132,835
Net cash used in investing activities	(77,820)	(73,550)	(108,019)
Net cash used in financing activities	(7,935)	(16,999)	(17,778)

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	Fiscal Year Ended
	December 30, 2017	December 29, 2018	December 28, 2019
	(dollars in thousands)
Other Financial and Operations Data:
Number of new stores	29	26	34
Number of stores open at end of period	293	316	347
Comparable store sales growth(1)	5.3%	3.9%	5.2%
Gross margin	30.4%	30.4%	30.8%
Cash rent expense	$70,123	$78,058	$87,807
EBITDA(2)	$118,622	$124,271	$112,852
Adjusted EBITDA(2)	$136,319	$153,578	$169,842
Adjusted net income(2)	$48,655	$49,308	$64,963

As of December 28, 2019
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$28,101
Working capital(3)	62,199
Total assets	2,185,529
Total debt(4)	447,989
Total liabilities	1,440,145
Total stockholders’ equity	745,384
Total liabilities and stockholders’ equity	2,185,529

(1)

Comparable store sales consist of sales from our stores beginning on the first day of the fourteenth full fiscal month following the store’s opening, which is when we believe comparability is achieved. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics and Non-GAAP Financial Measures—Comparable Store Sales” in our Annual Report, incorporated by reference in this prospectus.

(2)

Adjusted EBITDA is defined as net income (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. Adjusted net income is defined as net income (loss) before the adjustments noted in the table below. We believe that the presentation of EBITDA, adjusted EBITDA and adjusted net income are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA, adjusted EBITDA and adjusted net income to supplement United States Generally Accepted Accounting Principles (“GAAP”) measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. In addition, we use EBITDA to supplement GAAP measures of performance to evaluate our performance in connection with compensation decisions. Management believes it is useful to investors and analysts to evaluate these non-GAAP measures on the same basis as management uses to evaluate our operating results.

EBITDA, adjusted EBITDA and adjusted net income are non-GAAP measures and may not be comparable to similar measures reported by other companies. EBITDA, adjusted EBITDA and adjusted net income have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. We address the limitations of the non-GAAP measures through the use of various GAAP measures. In the future we may incur expenses or charges such as those added back to calculate adjusted EBITDA or adjusted net income. Our presentation of adjusted EBITDA and adjusted net income should not be construed as an inference that our future results will be unaffected by these items. For

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further discussion of EBITDA, adjusted EBITDA and adjusted net income and for reconciliations of EBITDA, adjusted EBITDA and adjusted net income to net income, the most directly comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics and Non-GAAP Financial Measures” in our Annual Report, incorporated by reference in this prospectus.

The following table provides a reconciliation from our net income to EBITDA and adjusted EBITDA and our net income to adjusted net income for the fiscal years 2017, 2018 and 2019.

	Fiscal Year Ended
	December 30, 2017	December 29, 2018	December 28, 2019
	(in thousands)
Net income	$20,601	$15,868	$15,419
Interest expense, net	49,698	55,362	45,927
Income tax expense	5,171	5,984	1,363
Depreciation and amortization expenses	43,152	47,057	50,143

EBITDA	118,622	124,271	112,852
Share-based compensation expenses(a)	1,659	10,409	31,439
Debt extinguishment and modification costs(b)	1,466	5,253	5,634
Non-cash rent(c)	8,401	7,903	10,582
Asset impairment and gain or loss on disposition(d)	549	1,306	1,957
New store pre-opening expenses(e)	1,807	1,555	1,509
Rent for acquired leases(f)	72	—	—
Provision for accounts receivable reserves(g)	3,004	749	2,575
Other(h)	739	2,132	3,294

Adjusted EBITDA	$136,319	$153,578	$169,842

Net income	$20,601	$15,868	$15,419
Share-based compensation expenses(a)	1,659	10,409	31,439
Debt extinguishment and modification costs(b)	1,466	5,253	5,634
Non-cash rent(c)	8,401	7,903	10,582
Asset impairment and gain or loss on disposition(d)	549	1,306	1,957
New store pre-opening expenses(e)	1,807	1,555	1,509
Rent for acquired leases(f)	72	—	—
Provision for accounts receivable reserves(g)	3,004	749	2,575
Other(h)	739	2,132	3,294
Amortization of purchase accounting assets and deferred financing costs(i)	17,399	16,744	11,917
Tax effect of total adjustments(j)	(7,042)	(12,611)	(19,363)

Adjusted net income	$48,655	$49,308	$64,963

(a)

Includes $1.3 million, $10.0 million, and $3.6 million of cash dividends paid in fiscal 2017, 2018, and 2019 respectively, in respect of vested options as a result of dividends declared in connection with our recapitalizations in fiscal 2016 and 2018.

(b)

Represents the write-off of debt issuance costs and debt discounts related to the repricing and/or repayment of our first and second lien credit facilities. See “NOTE 6—Long-term Debt” to our audited consolidated financial statements in our Annual Report, incorporated by reference in this prospectus.

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(c)

Consists of the non-cash portion of rent expense, which represents the difference between our straight-line rent expense recognized under GAAP and cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years. Non-cash rent was impacted by the adoption of ASC 842, Leases, which moved approximately $3.2 million out of amortization expense and into non-cash rent expense.

(d)	Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(e)	Includes marketing, occupancy and other expenses incurred in connection with store grand openings, including costs that will be the IO’s responsibility after store opening.
(f)	Represents cash occupancy expenses on leases acquired from Fresh & Easy Inc. in 2015 for the periods prior to opening new stores on such sites (commonly referred to as “dead rent”).
(g)	Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(h)

Other non-recurring, non-cash or discrete items as determined by management, including transaction related costs, personnel-related costs, store closing costs, legal expenses, strategic project costs, and miscellaneous costs.

(i)

Represents the amortization of debt issuance costs and incremental amortization of an asset step-up resulting from purchase price accounting related to the 2014 H&F Acquisition which included trademarks, customer lists, and below-market leases. In fiscal 2019, due to the adoption of ASC 842, Leases, approximately $3.2 million in below-market lease amortization expense was moved out of this line and into non-cash rent expense.

(j)

Represents the tax effect of the total adjustments. Because of the increased impact of discrete items on our effective tax rate including the excess tax benefits from the exercise and vest of share-based awards, beginning in the fourth quarter of fiscal 2019, we changed our methodology in order to tax effect the total adjustments on a discrete basis excluding any non-recurring and unusual tax items. Prior to the fourth quarter of fiscal 2019, the methodology we used was to calculate the tax effect of the total adjustments using our quarterly effective tax rate.

(3)	Working capital is defined as current assets minus current liabilities.
(4)

Total debt consists of the current and long-term portions of our total debt outstanding, net of debt discount and debt issuance costs. Total gross debt outstanding was $460.4 million as of December 28, 2019.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and related notes thereto included in our Annual Report, which is incorporated by reference in this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties that we are unaware of or that we currently believe are not material may also become important factors that materially and adversely affect our business. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Business

We depend on suppliers to consistently supply us with opportunistic products at attractive pricing, and any failure to procure such products could result in material adverse effects on our business, product inventories, sales and profit margins.

Our business is dependent on our ability to strategically source a sufficient volume and variety of opportunistic products at attractive pricing. While opportunistic buying, operating with appropriate inventory levels and frequent inventory turns are key elements of our business strategy, they subject us to risks related to the pricing, quantity, mix, quality and timing of inventory flowing to our stores. We do not have significant control over the supply, cost or availability of many of the products offered for sale in our stores. Shortages or disruptions in the availability of quality products that excite our customers could have a material adverse effect on our business, financial condition and results of operations.

All of our inventory is acquired through purchase orders and we generally do not have long-term contractual agreements with our suppliers that obligate them to provide us with products exclusively or at specified quantities or prices, or at all. As a result, any of our current suppliers may decide to sell products to our competitors and may not continue selling products to us. In order to retain our competitive advantage, we need to continue to develop and maintain relationships with qualified suppliers that can satisfy our standards for quality and our requirements for delivery of products in a timely and efficient manner at attractive prices. The need to develop new relationships will be particularly important as we seek to expand our operations and enhance our product offerings in the future.

While we have not experienced any difficulty in obtaining sufficient quantities of product to date, manufacturers and distributors of name-brand products have become increasingly consolidated. Further consolidation of manufacturers or distributors could reduce our supply options and detrimentally impact the terms under which we purchase products. If one or more of our existing significant suppliers were to be unable or unwilling to continue providing products to us on attractive terms, we may have difficulty obtaining alternative sources. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms, which would have a material adverse effect on our financial condition, results of operations and cash flows. The loss of one or more of our existing significant suppliers or our inability to develop relationships with new suppliers could reduce our competitiveness, slow our plans for further expansion and cause our sales and operating results to be materially adversely affected.

Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, union organizing activities, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints and general economic and political conditions that could limit their ability to provide us with quality products. These risks may delay or preclude delivery of product to us on a timely basis or at all.

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We may not be able to successfully identify trends and maintain a consistent level of opportunistic products which could have a material adverse effect on our business, financial condition and results of operations.

Consumer preferences often change rapidly and without warning. We may not successfully address consumer trends or be able to acquire desirable products at discounts that excite our customers, which could add difficulty in attracting new customers and retaining existing customers and encouraging frequent visits. We generally make individual purchase decisions for products that become available, and these purchases may be for large quantities that we may not be able to sell on a timely or cost-effective basis. Some of our products are sourced from suppliers at significantly reduced prices for specific reasons, and we are not always able to purchase specific products on a recurring basis. To the extent that some of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of over-stock and short-dated products available to us could also be materially reduced, making it difficult to deliver products to our customers at attractive prices. Maintaining adequate inventory of quality, name-brand products requires significant attention and monitoring of market trends, local markets and developments with suppliers and our distribution network, and it is not certain that we or the IOs will be effective in inventory management.

We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts overestimate customer demand, we may experience higher inventory levels and need to take markdowns on excess or slow-moving inventory, leading to decreased profit margins. Conversely, if our sales forecasts underestimate customer demand, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance.

Our success depends on our ability and the ability of the IOs to maintain or increase comparable store sales, and if we are unable to achieve comparable store growth, our profitability and performance could be materially adversely impacted.

The IOs are responsible for store operations. Our success depends on increasing comparable store sales through our opportunistic purchasing strategy and the ability of the IOs to increase sales and profits. To increase sales and profits, and therefore comparable store sales growth, we and the IOs focus on delivering value and generating customer excitement by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions and effectively marketing current products and new product offerings. We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the past, and our comparable store sales growth is a significant driver of our profitability and overall business results. In addition, competition and pricing pressures from competitors may also materially adversely impact our operating margins. Our comparable store sales growth could be lower than our historical average or our future target for many reasons, including general economic conditions, operational performance, including by the IOs, price inflation or deflation, industry competition, new competitive entrants near our stores, price changes in response to competitive factors, the impact of new stores entering the comparable store base, cycling against any year or quarter of above-average sales results, possible supply shortages or other operational disruptions, the number and dollar amount of customer transactions in our stores, our ability to provide product or service offerings that generate new and repeat visits to our stores and the level of customer engagement that we and the IOs provide in our stores. In addition, we may not accurately model cannibalization for our new stores. Opening new stores in our established markets may result in inadvertent oversaturation, temporarily or permanently diverting customers and sales from our existing stores to new stores and reduce comparable store sales, thus adversely affecting our overall financial performance. These factors may cause our comparable store sales results to be materially lower than in recent periods, which could harm our profitability and business.

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Because we compete to a substantial degree on price, changes affecting the market prices of the products we sell, including due to inflation or deflation or worsening economic conditions, could materially adversely affect our financial condition and operating results.

A critical differentiator of our business is our ability to offer value to our customers, including offering prices that are substantially below those offered by some of our competitors. We carefully monitor the market prices of our products in order to maintain our price advantage and reputation. If prices of goods increase and our suppliers seek price increases from us, we may not be able to mitigate such increases and would consider setting a higher price, which could deter customers. If our competitors substantially lower their prices, we may lose customers and mark down prices. Our profitability may be impacted by lower prices, which may impact gross margins. We may also experience reduced sales as a result of a decline in the number and average basket size of customer transactions.

In addition, the market price of the products we sell can be influenced by general economic conditions. For example, general deflation in the prices of the products we sell could cause us and the IOs to mark down prices and thereby reduce our gross profits and gross margins. Adverse general economic conditions could also increase costs to us, such as shipping rates, freight costs and store occupancy costs and further reduce our sales or increase our cost of goods sold or selling, general and administrative expenses. Our low-price model and competitive pressures may inhibit our ability to reflect these increased costs in the prices of our products, and therefore reduce our profitability and materially adversely affect our business, financial condition and results of operations.

If we cannot open, relocate or remodel stores on schedule, it could have a material adverse impact on our business, future growth and financial condition.

Our growth strategy largely depends on our ability to identify and open future store locations and relocate or remodel existing store locations in new and existing markets. We opened 34 new stores in fiscal 2019. Our ability to open stores in a timely manner depends in part on the following factors: the ability to attract and develop potential IOs; the availability of attractive store locations and rent prices; the absence of entitlement processes or occupancy delays; the ability to negotiate acceptable lease and development terms; our relationships with current and prospective landlords; the ability to secure and manage the inventory necessary for the launch and operation of new stores; general economic conditions; and the availability of capital funding for expansion. Any or all of these factors and conditions could materially adversely affect our growth and profitability.

Our goal is to expand our store base by approximately 10% annually over the next several years. However, we cannot assure you that we will achieve this level of new store growth. We may not have the level of cash flow or financing necessary to support our growth strategy. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less efficiently, which in turn could cause deterioration in the financial performance of our existing stores. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that are unable to operate in a profitable manner. If we fail to successfully implement our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.

Delays or failures in opening new stores or completing relocations or remodels could materially adversely affect our growth and/or profitability. Additionally, new stores might not always align with our expectations in terms of sales or capital expenditures and we may not achieve projected results.

Our newly opened stores may negatively impact our financial results in the short-term and may not achieve sales and operating levels consistent with our more mature stores on a timely basis or at all.

We have actively pursued new store growth, including in new markets, and plan to continue doing so in the future. Our new store openings may not be successful or reach the sales and profitability levels of our existing

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stores. Some new stores may be located in areas with different competitive and market conditions as well as different customer discretionary spending patterns than our existing markets. Some new stores and future new store opportunities may be located in new geographic areas where we have limited or no meaningful experience or brand recognition. We may experience a higher cost of entry in those markets as we build brand awareness and drive customers to incorporate us into their shopping habits. For example, in Southern California the IOs have experienced slower growth and profitability than our existing stores as they continue to build brand awareness in the market.

New store openings may negatively impact our financial results in the short-term due to the effect of store opening costs and lower sales and contribution to overall profitability during the initial period following opening. New stores, particularly those in new markets, build their sales volume, brand recognition and customer base over time and, as a result, generally have lower margins and higher operating expenses as a percentage of sales than our more mature stores. New stores may not achieve sustained sales and operating levels consistent with our more mature store base on a timely basis or at all. This lack of performance may have a material adverse effect on our financial condition and operating results.

We may not anticipate all of the challenges imposed by the expansion of our operations into new geographic markets. We may not manage our expansion effectively, and our failure to achieve or properly execute our expansion plans could limit our growth or have a material adverse effect on our business, financial condition and results of operations. Further, we have experienced in the past, and expect to experience in the future, some sales cannibalization of our existing stores to our new stores. As some of our existing customers switch to new, closer locations within markets, our financial condition and operating results may be materially adversely affected.

Economic conditions and other economic factors may materially adversely affect our financial performance and other aspects of our business by negatively impacting our customers’ disposable income or discretionary spending, increasing our costs and expenses, affecting our ability to plan and execute our strategic initiatives, and materially adversely affecting our sales, results of operations and performance.

General conditions in the United States and global economy that are beyond our control may materially adversely affect our business and financial performance. While we have not previously been materially adversely affected by periods of decreased consumer spending, any factor that could materially adversely affect the disposable income of our customers could decrease our customers’ spending and number of trips to our stores, which could result in lower sales, increased markdowns on products, a reduction in profitability due to lower margins and may require increased selling and promotional expenses. These factors include but are not limited to unemployment, minimum wages, significant public health and safety events, inflation and deflation, trade wars and interest and tax rates.

Many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance and healthcare, the strength of the U.S. dollar, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in laws, regulations and policies and other economic factors, all of which may impact our cost of goods sold and our selling, general and administrative expenses, which could materially adversely affect our business, financial condition and results of operations. These factors could also materially adversely affect our ability to plan and execute our strategic initiatives, invest in and open new stores, prevent current stores from closing, and may have other material adverse consequences which we are unable to fully anticipate or control, all of which may materially adversely affect our sales, cash flow, results of operations and performance. We have limited or no ability to control many of these factors.

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Food retailers provide alternative options for consumers and compete aggressively to win those consumers; our failure to offer a compelling value proposition to consumers could limit our growth opportunities and materially adversely impact our financial performance.

The retail food industry includes mass and discount retailers, warehouse membership clubs, online retailers, conventional grocery stores and specialty stores. These businesses provide alternative options for the consumers whom we aim to serve. Our success relative to these retailers is driven by a combination of factors, primarily product selection and quality, price, location, customer engagement and store format. Our success depends on our ability to differentiate ourselves and provide value to our customers, and our failure to do so may negatively impact our sales. To the extent that other food retailers lower prices or run promotions, our ability to maintain profit margins and sales levels may be negatively impacted. We and the IOs may have to increase marketing expense to attract customers, and may have to mark down prices to be competitive and not lose market share. This limitation may materially adversely affect our margins and financial performance.

Competition for customers has intensified as other discount food retailers, such as Aldi, Lidl and WinCo have moved into, or increased their presence in, our geographic and product markets. We expect this competition to continue to increase. In addition, we experience high levels of competition when we enter new markets. Some of the other food retailers may have been in the region longer and may benefit from enhanced brand recognition in such regions. For example, we recently expanded in Southern California and, as of March 28, 2020, had 78 stores in that area. Our new stores in this market are competing against more established retailers. Some food retailers may have greater financial or marketing resources than the IOs do and may be able to devote greater resources to sourcing, promoting and selling their products than the IOs. As competition in certain regions intensifies, or we move into new regions or other food retailers open stores in close proximity to our stores, our results of operations and cash flows may be negatively impacted through a loss of sales, decrease in market share, reduction in margin from competitive price changes or greater operating costs.

We may not be able to retain the loyalty of our customers, the failure of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on repeat visits by our customer base to drive our consistent sales and sales growth. Competition for customers has also intensified from the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons. We expect this competition to continue to increase. We do not maintain a loyalty program for customers, and our competitors may be able to offer their customers promotions or loyalty program incentives that could result in fewer shopping trips to or purchases from our stores. If we are unable to retain the loyalty of our customers, our sales could decrease and we may not be able to grow our store base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If costs associated with these efforts increase, or if we are unable to implement them successfully, it could have a material adverse effect on our business, financial condition and results of operations.

We use marketing and promotional programs to attract customers into our stores and to encourage purchases. If we are unable to develop and implement effective marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness and repeat store visits. We may not be able to advertise cost effectively in new or smaller markets in which we have fewer stores, which could slow growth at such stores. Changes in the amount and degree of promotional intensity or merchandising strategies by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, it could have a material adverse effect on our business, financial condition and results of operations.

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If we fail to maintain our reputation and the value of our brand, including protection of our intellectual property, our sales and operating results may decline.

We believe our continued success depends on our ability to maintain and grow the value of our brand. Brand value is based in large part on perceptions of subjective qualities. Even isolated incidents involving our company, the IOs and their employees, suppliers, agents or third-party service providers, or the products we sell can erode trust and confidence. This is particularly the case if they result in adverse publicity, governmental investigations or litigation. The reputation of our company and our brand may be damaged in all, one or some of the markets in which we do business, by adverse events at the corporate level or by an IO acting outside of Grocery Outlet’s brand standards. Similarly, challenges or reactions to action (or inaction) or perceived action (or inaction), by us on issues like social policies, merchandising, compliance related to social, product, labor and environmental standards or other sensitive topics, and any perceived lack of transparency about such matters, could harm our reputation, particularly as expectations of companies and of companies’ corporate responsibility may continue to change. The increasing use of social media platforms and online forums may increase the chance that an adverse event could negatively affect the reputation of our brand. The online dissemination of negative information about our brand, including inaccurate information, could harm our reputation, business, competitive advantage and goodwill. Damage to our reputation could result in declines in customer loyalty and sales, affect our supplier relationships, business development opportunities and IO retention, divert attention and resources from management, including by requiring responses to inquiries or additional regulatory scrutiny, and otherwise materially adversely affect our results. Our brand could be materially adversely affected if our public image or reputation were to be tarnished by negative publicity.

We regard our intellectual property, including trademarks and service marks, as having significant value, and our brand is an important factor in the marketing of our stores. We monitor and protect against activities that might infringe, dilute or otherwise violate our trademarks and other intellectual property and rely on trademark and other laws of the United States, but we may not be able or willing to successfully enforce our trademarks or intellectual property rights against competitors or challenges by others. For example, we are aware of certain companies in jurisdictions where we do not currently operate using the term “GROCERY OUTLET.” Moreover, we have disclaimed the terms “GROCERY OUTLET” and “MARKET” with respect to our “GROCERY OUTLET BARGAIN MARKET” trademarks, among other disclaimed terms with respect to our registered trademarks and trademark applications. If a third party uses such disclaimed terms in its trademarks, we cannot object to such use. If we fail to protect our trademarks or other intellectual property rights, others may copy or use our trademarks or intellectual property without authorization, which may harm the value of our brand, reputation, competitive advantages and goodwill and adversely affect our financial condition, cash flows or results of operations. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. Additionally, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or other intellectual property. We are susceptible to others infringing, misappropriating or otherwise violating our intellectual property rights. Actions we have taken to establish and protect our intellectual property rights may not be adequate to prevent copying of our intellectual property by others or to prevent others from seeking to invalidate our trademarks as a violation of the trademarks and intellectual property rights of others. In addition, unilateral actions in the U.S. or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

There may in the future be opposition and cancellation proceedings from time to time with respect to some of our intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, if available at all, required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks, copyrights, patents or other intellectual property rights. Bringing or defending

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any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition.

Any significant disruption to our distribution network, the operations of our distribution centers and our timely receipt of inventory could materially adversely impact our operating performance.

We rely on our distribution and transportation network, including by means of truck, ocean and rail to provide goods to our distribution centers and stores in a timely and cost-effective manner. We use three primary leased distribution centers that we operate and five primary distribution centers operated by third-parties. Deliveries to our stores occur from our distribution centers or directly from our suppliers. Any disruption, unanticipated or unusual expense or operational failure related to this process could affect store operations negatively. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease our ability to generate sales and earn profits. In addition, events beyond our control, such as disruptions in operations due to fire or other catastrophic events or labor disagreements, may result in delays in the delivery of merchandise to our stores. While we maintain business interruption insurance, in the event our distribution centers are shut down for any reason, such insurance may not be sufficient, and any related insurance proceeds may not be timely paid to us. Furthermore, there can be no guarantee that we will be able to renew the leases or third-party distribution and transportation contracts, as applicable, on our distribution centers on attractive terms or at all, which may increase our expenses and cause temporary disruptions in our distribution network.

As we expand, effectively managing our distribution network and distribution centers becomes more complex. Our new store locations receiving shipments may be further away from our distribution centers, which may increase transportation costs and may create transportation scheduling strains, or may require us to add additional facilities to the network.

If consumer trends move toward private label and away from name-brand products, our competitive position in the market may weaken and our sales may be materially adversely affected.

Our business model has traditionally relied on the sale of name-brand products at meaningful discounts. Consumer acceptance of, and even preference for, private label products has been increasing, however, and a trend away from name-brand products could weaken our competitive position in the market. Private label products tend to be lower priced than name-brand products and, as a result, we may have more difficulty competing against private label products on the basis of price. While we may invest more in the future in developing our own private labels, there can be no assurance that the performance of any such private label products would be sufficient to offset the potential decreased sales of name-brand products. In addition, if we invest in expanding our private label products, we will need to make significant investments in developing effective quality control procedures. Any failure to appropriately address some or all of these risks could have a material adverse effect on our sales, business, results of operations and financial condition.

We will require significant capital to fund our expanding business. If we are unable to maintain sufficient levels of cash flow from our operations, we may not be able to execute or sustain our growth strategy or we may require additional financing, which may not be available to us on satisfactory terms or at all.

To support our expanding business and execute our growth strategy, we will need significant amounts of capital, including funds to pay our lease obligations, build out new stores and distribution centers, remodel our stores, purchase opportunistic inventory, pay employees and further invest in the business. Further, our plans to grow our store base may create cash flow pressure if new locations do not perform as projected.

We expect to primarily depend on cash flow from operations to fund our business and growth plans. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund our growth plans. If

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we do not generate sufficient cash flow from operations, we may need to obtain additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that this additional funding, if needed, will be available on terms attractive to us, if at all. Any equity financing or debt financing that is convertible into equity that we may pursue could result in additional dilution to our existing stockholders. Tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us. Furthermore, any additional debt financing, if available, will increase our leverage and may involve restrictive covenants that could affect our ability to raise additional capital or operate our business. If such financing is not available to us, or is not available on satisfactory terms, our competitive position, business, financial condition and results of operations could be impeded and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy. Such actions could harm our competitive position, business, financial condition and results of operations.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We currently lease substantially all of our store locations, primary distribution centers and administrative offices (including our headquarters in Emeryville, California), and a number of these leases expire or are up for renewal each year. Our operating leases typically have initial lease terms of ten years with renewal options for two or three successive five-year periods at our discretion.

Typically, the largest portion of a store’s operating expense that we bear is the cost associated with leasing the location. Our lease payment obligations for all operating leases in existence as of December 28, 2019 are $98.3 million for fiscal year 2020 and $1.14 billion in aggregate for fiscal years 2021 through 2038. We are also generally responsible for property taxes, insurance and common area maintenance for our leased properties. We expect that many of the new stores we open will also be leased to us under operating leases, which will further increase our operating lease expenditures. If we are unable to make the required payments under our leases, the lenders or owners of the relevant stores, distribution centers or administrative offices may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under our First Lien Credit Agreement (as defined elsewhere in this prospectus), which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

The operating leases for our store locations, distribution centers and administrative offices expire at various dates through 2038. When the lease term for our stores expire, we may be unable to negotiate renewals, either on commercially reasonable terms or at all, which could cause us to close stores or to relocate stores within a market on less favorable terms. Any of these factors could cause us to close stores in desirable locations, which could have a material adverse impact on our results of operations.

Over time, current store locations may not continue to be desirable because of changes in demographics within the surrounding area or a decline in shopping traffic. While we have the right to terminate some of our leases under specified conditions, we may not be able to terminate a particular lease if or when we would like to do so. If we decide to close stores, we are generally required to continue to perform obligations under the applicable leases, which generally include paying rent and operating expenses for the balance of the lease term. When we assign leases or sublease space to third parties, we can remain liable on the lease obligations if the assignee or sublessee does not perform.

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Any failure to maintain the security of information we hold relating to personal information or payment card data of our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could subject us to litigation, government enforcement actions and costly response measures, and could materially disrupt our operations and harm our reputation and sales.

In the ordinary course of business, we and the IOs collect, store, process, use and transmit confidential business information and certain personal information relating to customers, employees and suppliers. All customer payment data is encrypted, and we do not store such data in our systems. We rely in part on commercially available systems, software, hardware, services, tools and monitoring to provide security for collection, storage, processing and transmission of personal and/or confidential information. It is possible that cyber attackers might compromise our security measures and obtain the personal and/or confidential information of the customers, employees and suppliers that we hold or our business information. Cyber attacks are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated and may not immediately produce signs of intrusion.

Moreover, an employee, contractor or third party with whom we work or to whom we outsource business operations may fail to monitor their or our systems effectively, may fail to maintain appropriate safeguards, may misuse the personal and/or confidential information to which they have access, may attempt to circumvent our security measures, may purposefully or inadvertently allow unauthorized access to our or their systems or to personal and/or confidential information or may otherwise disrupt our business operations. We and our customers could suffer harm if valuable business data or employee, customer and other proprietary information were corrupted, lost or accessed or misappropriated by third parties due to a security failure in our systems or those of our suppliers or service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability. In addition, as a result of recent security breaches at a number of prominent retailers, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become increasingly uncertain, rigorous and complex. As a result, we may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information and we may not be able to comply with new regulations.

Since the outbreak of COVID-19, California, Washington and a number of other states have implemented rules attempting to mitigate the spread of the disease by restricting residents’ movement. As a result, we have transitioned most of our corporate employees to remote work. This transition to a remote work environment may exacerbate certain risks to our business, including increasing the stress on, and our vulnerability to disruptions of, our technology infrastructure and systems, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of personal or confidential information. For more information on risks related to our information technology systems see “—Any material disruption to our information technology systems as a result of external factors or challenges or difficulties in maintaining or updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.”

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020, establishes a new privacy framework for covered businesses such as ours, and requires us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to opt out of certain sales of personal information and prohibiting covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA rights. The CCPA imposes a severe statutory damages framework and private rights of action for CCPA violations and failure to implement reasonable security procedures and practices that results in a data breach. Any failure to comply with the laws and regulations surrounding the

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protection of personal information, privacy and data security could subject us to legal and reputational risks and costs, including significant fines for non-compliance, any of which could have a negative impact on revenues and profits.

Because we and the IOs accept payments using a variety of methods, including cash and checks, credit and debit cards, Electronic Benefit Transfer (“EBT”) cards and gift cards, we may be subject to additional rules, regulations, compliance requirements and higher fraud losses. For certain payment methods, we or the IOs pay interchange and other related card acceptance fees, along with additional transaction processing fees. We and the IOs rely on third parties to provide payment transaction processing services, including the processing of credit cards, debit cards, EBT cards and gift cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us, experience a data security incident or fail to comply with applicable laws, rules and industry standards. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change over time. For example, we and the IOs are subject to Payment Card Industry Data Security Standards, which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. In addition, if our internal systems are breached or compromised, we and the IOs may be liable for card re-issuance costs, subject to fines and higher transaction fees and lose our ability to accept credit and/or debit card payments from our customers, and our business and operating results could be materially adversely affected.

We do not currently compete in the growing online retail marketplace and any online retail services or e-commerce activities that we may launch in the future may require substantial investment and may not be successful.

We do not currently provide online services or e-commerce. To the extent that we implement e-commerce selling operations, we would incur substantial expenses related to such activities, be exposed to additional cybersecurity risks and potentially be subject to additional data privacy regulations. Further, any development of an online retail marketplace is a complex undertaking, and there is no guarantee that any resources we apply to this effort will result in increased sales or operating performance. Our failure to successfully respond to these risks and uncertainties might materially adversely affect sales in any e-commerce business that we establish in the future and could damage our reputation and brand. Additionally, certain of our competitors and a number of pure online retailers have established robust online operations. Increased competition from online grocery retailers and our lack of an online retail presence may reduce our customers’ desire to purchase products from us and could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption to our information technology systems as a result of external factors or challenges or difficulties in maintaining or updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We rely on a variety of information technology systems for the efficient functioning of our business, including point of sale, inventory management, purchasing, financials, logistics, accounts payable and human resources information systems. We are dependent on the integrity, security and consistent operation of these systems and related back-up systems. Such systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, cybersecurity breaches, cyber attacks (including malicious codes, worms, phishing and denial of service attacks and ransomware), software upgrade failures or code defects, natural disasters and human error. Damage or interruption to, or defects of design related to, these systems or the integration of such systems may require a significant investment to fix or replace, and we may suffer interruptions or disruptions in our operations in the interim, may experience loss or corruption of critical data and may receive negative publicity, all of which could have a material adverse effect on our business or results of operations. Although we have taken steps designed to reduce the risk of these events occurring, there can be no guarantee that we or a third party on which we rely will not suffer one of these events.

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We modify, update and replace our systems and infrastructure from time to time, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; converting to global systems; integrating new service providers; and adding enhanced or new functionality, such as cloud computing technologies. In addition, we have a customized ERP system, components of which have been replaced and components of which we anticipate will be replaced this year and over the next several years. There is a risk of business disruption, liability and reputational damage associated with these actions, including from not accurately capturing and maintaining data, efficiently testing and implementing changes, realizing the expected benefit of the change and managing the potential disruption of the actions and diversion of internal teams’ attention as the changes are implemented.

Further, potential issues associated with implementing technology initiatives and the time and resources required in seeking to optimize the benefits of new elements of our systems and its infrastructure could reduce the efficiency of our operations in the short term. The efficient operation and successful growth of our business depends upon our information systems, including our ability to operate, maintain and develop them effectively. A failure of those systems could disrupt our business, subject us to liability, damage our reputation, or otherwise impact our financial results.

Real or perceived concerns that products we and the IOs sell could cause unexpected side effects, illness, injury or death could expose us to lawsuits and harm our reputation, which could result in unexpected costs.

If our products do not meet applicable safety standards or our customers’ expectations regarding safety, we could experience lost sales, increased costs, litigation or reputational harm. Any lost confidence on the part of our customers would be difficult and costly to reestablish. Issues regarding the quality or safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

There is increasing governmental scrutiny and regulation of and public awareness regarding food safety. Unexpected side effects, illness, injury or death caused by products we and the IOs sell or involving suppliers that supply us with products could result in the discontinuance of sales of these products or our relationship with such suppliers or prevent us from achieving market acceptance of the affected products. We cannot be sure that consumption or use of our products will not cause side effects, illness, injury or death in the future, as product deficiencies might not be identified before we sell such products to our customers.

We also may be subject to claims, lawsuits or government investigations relating to such matters resulting in costly product recalls and other liabilities that could materially adversely affect our business and results of operations. Even if a product liability claim is unsuccessful or is not fully pursued, negative publicity could materially adversely affect our reputation with existing and potential customers and our corporate and brand image, and these effects could persist over the long term. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets.

We are subject to laws and regulations generally applicable to retailers. Compliance with, failure to comply with, or changes to such laws and regulations could have a material adverse effect on our business and financial performance.

Our business is subject to numerous and frequently changing federal, state and local laws and regulations. We routinely incur significant costs in complying with these regulations. The complexity of the regulatory environment in which we and the IOs operate and the related cost of compliance are increasing due to additional legal and regulatory requirements, our expanding operation and increased enforcement efforts. Further, uncertainties exist regarding the future application of certain of these legal requirements to our business. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and

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enforcement practices, particularly those dealing with environmental protection and compliance, taxation, zoning and land use, workplace safety, public health, community right-to-know, product safety or labeling, food safety, alcohol and beverage sales, vitamin and supplements, information security and privacy and labor and employment, among others, or changes in existing laws, regulations, policies and the related interpretations and enforcement practices, particularly those governing the sale of products, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. For example, we or the IOs have had to comply with recent new laws in many of the states or counties in which we operate regarding actions to mitigate the spread of COVID-19, recycling, waste, minimum wages, sick time, vacation, plastic bag and straw bans and sugar taxes. In addition, we and the IOs are subject to environmental laws pursuant to which we and the IOs could be strictly and jointly and severally liable for any contamination at our current or former locations, or at third-party waste disposal sites, regardless of our knowledge of or responsibility for such contamination.

Approximately 8% of sales are in the form of EBT payments and a substantial portion of these payments may be related to benefits associated with the Supplemental Nutritional Assistance Program (“SNAP”). Accordingly, changes in EBT regulations by the U.S. Department of Agriculture or in SNAP benefits by Congress could adversely affect our financial performance.

We cannot assure you that we or the IOs will comply promptly and fully with all laws, regulations, policies and the related interpretations that apply to our stores. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall, can result in the imposition of penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines or monetary penalties), civil or criminal liability, damages, class action litigation or other litigation, in addition to reputational damage, which could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings from customers, suppliers, employees, governments or competitors could materially impact our business, reputation, financial condition, results of operations and cash flows.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims and proceedings may be brought by third parties, including our customers, suppliers, employees, governmental or regulatory bodies or competitors, and may include class actions. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. While the IOs and suppliers will typically indemnify us for certain adverse outcomes, we may still bear significant expenses related to such proceedings. While we maintain insurance, insurance coverage may not be adequate, and the cost to defend against future litigation may be significant.

From time to time, our employees may bring lawsuits against us regarding discrimination, creating a hostile workplace, sexual harassment and other employment issues. The IOs may also experience similar lawsuits from their own employees. In recent years, companies have experienced an increase in the number of discrimination and harassment and wage and hour claims generally. Coupled with the expansion of social media platforms that allow individuals with access to a broad audience, these claims have had a significant negative impact on some businesses. Some companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm. If we were to face any employment-related or other claims, our reputation and business could be negatively affected. In addition, such lawsuits brought against the IOs, even if we are not named or are ultimately not found liable, could adversely impact our reputation and business.

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Our current insurance program may expose us to unexpected costs and negatively affect our financial performance, particularly if we incur losses not covered by our insurance or if claims differ from our estimates.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are reasonable based on our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain consumer protection laws, certain cyber events and some natural and other disasters or similar events. If we incur these losses and they are material, our business could suffer. Certain material events, such as earthquakes or the recent California wildfires, may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. Our retail stores located in California, and the inventory in those stores, are not currently insured against losses due to earthquakes. We have experienced significant challenges in renewing the insurance policies for our stores as insurers have incurred substantial losses related to property claims from fires, floods and other catastrophic events and are significantly increasing policy premiums, increasing their requirements around building engineering standards or cutting back capacity for coverage offerings to layered/quota share. To offset negative insurance market trends, we may elect to increase our self-insurance coverage, accept higher deductibles or reduce the amount of coverage.

In addition, we self-insure, or insure through captive insurance companies, a significant portion of expected losses under our workers’ compensation, automobile liability and general liability insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our results of operations and financial condition. If we experience a greater number of these losses than we anticipate, it could have a material adverse effect on our business, financial condition and results of operations. IOs are required to maintain certain types and amounts of insurance coverage. If they fail to secure adequate insurance, injured parties may bring actions against us.

If we or the IOs are unable to attract, train and retain highly qualified employees, our financial performance may be negatively affected.

Our future growth, performance and positive customer experience depends on our and the IOs’ ability to attract, train, retain and motivate qualified employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and customers. We and the IOs face intense competition for employees. If we and the IOs are unable to attract and retain adequate numbers of qualified employees, our operations, customer service levels and support functions could suffer. There is no assurance that we and the IOs will be able to attract or retain highly qualified employees to operate our business.

Labor relation difficulties could materially adversely affect our business.

Employees at two Company-operated stores are represented by the United Food and Commercial Workers Union. Our employees and those of the IOs have the right at any time to form or affiliate with a union. As we continue to grow, enter different regions and operate distribution centers, unions may attempt to organize the employees of our different IOs or our distribution centers within certain regions. We cannot predict the adverse effects that any future organizational activities will have on our business, financial condition and operating results. If we or the IOs were to become subject to work stoppages, we could experience disruption in our operations and increases in our labor costs, either of which could materially adversely affect our business, financial condition and operating results.

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Our success depends in part on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, it could have a material adverse effect on our business, financial condition and results of operations.

We believe that our success depends to a significant extent on the skills, experience and efforts of our executive officers and other key personnel. The unexpected loss of services of any of our executive officers or other key personnel could have a material adverse effect on our business and operations. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. We do not maintain key person insurance on any of our key personnel. There can be no assurance that our executive succession planning, retention or hiring efforts will be successful. Competition for skilled and experienced management in our industry is intense, and we may not be successful in attracting and retaining qualified personnel. Failure to attract and retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters may materially impact reporting of our financial condition and results of operations.

Accounting principles generally accepted in the United States and related accounting pronouncements, implementation guidelines, and interpretations we apply to a wide range of matters that are relevant to our business, such as accounting for long-lived asset impairment, goodwill, variable interest entities and share-based compensation, are complex and involve subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change or add significant volatility to our reported or expected financial performance. For example, our adoption of Accounting Standards Codification Topic 842, Leases had a material impact on our financial statements. For more information see “Recently Adopted Accounting Standards” and “Recently Issued Accounting Standards” in “NOTE 1—Organization and Summary of Significant Accounting Policies” to our audited consolidated financial statements included in our Annual Report, incorporated by reference in this prospectus.

Goodwill, other intangible assets and long-lived assets represent a significant portion of our total assets, and any impairment of these assets could materially adversely affect our financial condition and results of operations.

We monitor the recoverability of our long-lived assets, such as our store investments, and evaluate them annually to determine if impairment has occurred. Accounting rules require us to review the carrying value of our goodwill and other intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. Such indicators are based on market conditions and the operational performance of our business. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the intangible assets or goodwill and the fair value of the intangible assets and the implied fair value of the goodwill, respectively, in the period the determination is made. The testing of long-lived assets, intangible assets and goodwill for impairment requires us to make estimates that are subject to significant assumptions about our future sales, profitability, cash flow, fair value of assets and liabilities, weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of intangible assets or goodwill, which may result in an impairment charge.

We may take impairment charges in the future based on such assumptions. We cannot accurately predict the amount or timing of any impairment of assets. If a significant amount of our goodwill and other intangible assets were deemed to be impaired, our financial condition and results of operations could be materially adversely affected.

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A significant decline in our operating profit and taxable income may impair our ability to realize the value of our deferred tax assets.

We are required by accounting rules to periodically assess our deferred tax assets for a valuation allowance, if necessary. In performing these assessments, we use our historical financial performance to determine whether we have potential valuation allowance concerns and as evidence to support our assumptions about future financial performance. A significant decline in our financial performance could negatively affect the results of our assessments of the recoverability of our deferred tax assets. A valuation allowance against our deferred tax assets could be material and could have a material adverse impact on our financial condition and results of operations.

Tax matters could materially adversely affect our results of operations and financial condition.

We are subject to federal and state income and other taxes in the United States. We compute our income tax provision based on enacted federal and state tax rates. Additionally, changes in the enacted tax rates, adverse outcomes in tax audits, or any change in the pronouncements relating to accounting for income taxes could have a material adverse effect on our financial condition and results of operations.

In December 2017, the U.S. Tax Cut and Jobs Act of 2017 (the “Tax Act”) significantly revised the current federal income tax code with significant changes to corporate taxation, including reducing the corporate tax rate, limiting certain tax deductions and modifying or repealing many business deductions and credits. While the Tax Act reduced the federal income tax rate for corporations, it created certain limits and potentially changes the timing of certain deductions which could reduce our cash flow in certain periods. Many aspects of the new law are uncertain and are subject to further guidance from U.S. regulators and significant judgments will need to be made in the interpretation of various provisions. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law, which could also impact our tax obligations.

As of December 28, 2019, we had a tax-effected deferred tax asset of $268.2 million. Our ability to use our deferred tax asset is dependent on our ability to generate future earnings within the operating loss carry-forward periods, which are generally 20 years. Some or all of our deferred tax asset could expire unused if we are unable to generate taxable income in the future sufficient to utilize the deferred tax asset, or we enter into transactions that limit our right to use it. If a material portion of our deferred tax asset expires unused, it could have a material adverse effect on our future business, results of operations, financial condition and the value of our common stock. Our ability to realize the deferred tax asset is periodically reviewed and any necessary valuation allowance is recorded or adjusted accordingly.

In addition, certain states and local jurisdictions have recently approved or proposed gross receipt tax measures. For example, effective January 1, 2020, Oregon enacted a gross receipts tax which establishes a new 0.57% gross receipts tax. Should these gross receipt tax measures succeed in other jurisdictions in which we operate, we anticipate an increase in our operating expenses.

Natural disasters and unusual weather conditions (whether or not caused by climate change), power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance.

Natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially adversely affect our business and financial performance. For example, our store in Paradise, California was lost due to the fires in that area in November 2018. Uncharacteristic or significant weather conditions can affect consumer shopping patterns, which could lead to lost sales or greater than expected markdowns and materially adversely affect our short-term results of operations. To the extent these events result

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in the closure of one or more of our distribution centers, a significant number of stores, or our administrative offices or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries or provide other support functions to our stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay or increased transportation costs in the delivery of goods to our distribution centers or stores, the inability of customers to reach or have transportation to our stores directly affected by such events, the temporary reduction in the availability of products in our stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses or other pathogens. For example, there was an outbreak of COVID-19, a novel coronavirus, in China in December 2019, which by March 2020 had spread to the United States and other countries and declared a global pandemic. As a result, most states where we have a significant number of stores have declared a state of emergency, closed schools and non-essential businesses and enacted limitations on the number of people allowed to gather at one time in the same space. We expect that our IOs may face staffing challenges so long as school closures and COVID-19-related concerns exist. In addition, certain inventory items such as water, beans and bread as well as key cleaning supplies and protective equipment have been, and may continue to be, in short supply. Supply for inventory, including opportunistic inventory, may be negatively impacted as overall demand for inventory has increased, which could negatively impact our margin. These factors could impact the ability of stores to operate normal hours of operation or have sufficient inventory at all times which may disrupt our business and negatively impact our financial results. Furthermore, we and our IOs will incur additional expenditures in connection with the spread of COVID-19 and legislation passed in response to COVID-19, including but not limited to costs for supplies, additional employee benefits and premium and/or hazard pay, which may negatively affect our financial results. Our planned construction and opening of new stores may be negatively impacted due to state or county requirements that residents leave their homes only for essential business and the closure of government offices in certain areas which could negatively impact our financial results. We have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including an increased risk of phishing and other cybersecurity attacks. In the event that an employee, IO, or IO employee tests positive for COVID-19, we have had to, and may in the future have to, temporarily close one or more stores, offices or distribution centers for cleaning and/or quarantine one or more employees, which could negatively impact our financial results. In addition, if one of more of our employees, IOs, IOs’ employees or customers becomes ill from COVID-19 and attributes their exposure to such illness to us or one of our stores, we and/or our IOs could be subject to allegations of failure to adequately mitigate the risk of such exposure. Such allegations could harm our reputation and sales and expose us to the risks of litigation and liability. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact to us of COVID-19. We are continuing to monitor the spread of COVID-19 and related risks. The magnitude and duration of the pandemic and its impact on our business, results of operations, financial position, and cash flows are uncertain as this continues to evolve globally.

These epidemics, or the perception that such epidemics may occur, may cause people to avoid gathering in public places, which may adversely affect our customer traffic, our ability and that of our IOs to adequately staff our stores and operations, and our ability to transport product on a timely basis. Further, outbreaks of pathogens, such as COVID-19, may also impact our ability to access and ship product from impacted locations. To the extent that a pathogen is food-borne, or perceived to be food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our customers to eat less of such product.

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Additionally, a prolonged widespread epidemic, or the perception that such an epidemic may occur, could adversely impact global economies and financial markets resulting in an economic downturn that may impact demand for our products. For example, during March 2020, the United States saw a significant increase in unemployment claims and other indications of a significant economic slowdown believed to be related to the COVID-19 pandemic. Such impacts could adversely affect our operations, profitability, cash flows and financial results. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors’’ section, such as those relating to our substantial level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

The current geographic concentration of our stores creates an exposure to local or regional downturns, natural or man-made disasters or other catastrophic occurrences.

As of March 28, 2020, we operated 203 stores and distributed product from four distribution centers in California, making California our largest market, representing 57% of our total stores. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our sales and profitability. These factors include, among other things, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions and climate change, property tax increases and other catastrophic occurrences, such as wildfires and flooding. Such conditions may result in reduced customer traffic and spending in our stores, physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate workforce in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores, increased expenses and a reduction in the availability of products in our stores. Any of these factors may disrupt our business and materially adversely affect our financial condition and results of operations.

We may be required to devote substantial time to complying with public company regulations, which could negatively impact our financial performance and cause our results of operations or financial condition to suffer.

As a newly public company, we have incurred and will incur additional legal, accounting, insurance, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the rules of Nasdaq, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC. The expenses incurred by public companies generally for director and officer liability insurance and reporting and corporate governance purposes have been increasing and may continue to increase. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. Our management and other personnel will need to devote substantial amounts of time to ensure that we comply with all of the reporting requirements, limiting time spent focused on revenue-producing activities. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Nasdaq requires that we comply with various corporate governance requirements. These rules and regulations, and applicable case law, may increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations can also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. For example, the cost of director and officer liability insurance for California-based companies has recently increased significantly. These laws and regulations can also make it more difficult for us

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to attract and retain qualified persons to serve on our board, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory actions and potentially civil litigation.

Our management has limited experience managing a public company, and our current resources may not be sufficient to fulfill our public company obligations.

Following the completion of our initial public offering on June 24, 2019, we became subject to various regulatory requirements, including those of the SEC and Nasdaq. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations, and we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants, or are otherwise unable to fulfill our public company obligations.

Changes in accounting rules or interpretations thereof, changes to underlying legal agreements as well as other factors applicable to our analysis of the IO entities as variable interest entities could significantly impact our ability to issue our financial statements on a timely basis.

In accordance with the variable interest entities sub-section of Accounting Standards Codification Topic 810, Consolidation, we assess during each of our reporting periods whether we are considered the primary beneficiary of a variable interest entity (“VIE”) and therefore are required to consolidate the VIE in our financial statements. We have concluded that the IO entities represent VIEs. However, we have concluded we are not such VIE’s primary beneficiary and, accordingly, we do not consolidate the IO entities’ financial information. Changes in accounting rules or interpretations thereof, changes to the underlying Operator Agreements (as defined elsewhere in this prospectus) as well as other factors that may impact the economic performance of the IO entities which may be relevant to our analysis of whether to consolidate the IO entities as VIEs could significantly impact our ability to issue our financial statements on a timely basis if, as a result, we are determined to be the primary beneficiary of the IO entities and should consolidate such entities. For example, collecting the requisite accounting data from certain of our IO entities in order to consolidate their financial information would involve substantial time, effort and cost. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” in our Annual Report, incorporated by reference in this prospectus.

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Risks Related to Our IO Model

If the IOs are not successful in managing their business, our financial results and brand image could be negatively affected.

The financial health of the IOs is critical to their and our success. The IOs are business entities owned by entrepreneurs who generally live in the same community as the store that they operate as our independent contractor. IOs are responsible for operating their store consistent with our brand standards, hiring and supervising store-level employees, merchandising and selling products and managing and paying the expenses associated with their business. Although we select IOs through a rigorous vetting and training process, and continue to help IOs develop their business skills after they enter into an Operator Agreement with us, it is difficult to predict in advance whether a particular IO will be successful. If an IO is unable to successfully establish, manage and operate the store, their store’s performance and quality of service could be materially adversely affected. In addition, any poor performance could negatively affect our financial results and our brand reputation.

Failure of the IOs to repay notes outstanding to us may materially adversely affect our financial performance.

We extend financing to IOs for their initial startup costs in the form of notes payable to us that bear interest at a rate of 9.95%. We lower the interest rate and delay repayment obligations on the notes outstanding for certain of the IOs participating in our Temporary Commission Adjustment Program (“TCAP”). The TCAP allows us to provide a greater commission to participating IOs who are struggling to meet their working capital needs for various reasons, such as entry into a new market or new competition. There can be no assurance that any IO, particularly those participating in TCAP, will achieve long-term store volumes or profitability that will allow them to repay any amounts due nor is there any assurance that any IO will be able to repay amounts due through other means.

The outstanding aggregate balance of notes receivable from IOs has increased over time as we have accelerated new store growth and initial IO capital and working capital requirements have increased. This balance may continue to increase as we open new stores. There were $23.5 million and $32.0 million of notes to IOs outstanding as of December 29, 2018 and December 28, 2019, respectively, and $8.5 million and $9.8 million reserved as of December 29, 2018 and December 28, 2019, respectively.

If we are unable to attract and retain qualified IOs, our financial performance may be negatively affected.

Our future growth and performance depend on our ability to attract, develop and retain qualified IOs who understand and appreciate our culture and are able to represent our brand effectively. A material decrease in profitability of the IOs may make it more difficult for us to attract and retain qualified IOs. While we use a variety of methods to attract and develop the IOs, including through our Aspiring Operators in Training (“AOT”) program, there can be no assurance that we will continue to be able to recruit and retain a sufficient number of qualified AOTs and other candidates to open successful new locations in order to meet our growth targets. Our ability to maintain our current performance and achieve future growth additionally depends on the IOs’ ability to meet their labor needs while controlling wage and labor-related costs.

If the IOs are unable to avoid excess inventory shrink, our business and results of operations may be adversely affected.

The IOs order merchandise solely from us, which we, in turn, deliver to IOs on a consignment basis. As a result, we retain ownership of all merchandise until the point in time that merchandise is sold to a customer. The IOs, however, are responsible for inventory management at their stores. Any spoiled, damaged or stolen merchandise, markdowns or price changes impact gross margin and, therefore, IO commission. We generally

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split these losses equally with IOs, however, excessive levels of shrink are deducted from commissions paid to IOs. Excessive shrink generally indicates poor inventory management and the IO’s failure to use due care to secure their store against theft. If IOs were to not effectively control or manage inventory in their stores, they could experience higher rates of inventory shrink which could have a material adverse effect on their financial health, which in turn, may materially and adversely affect our business and results of operations.

Our Operator Agreements may be terminated, and any loss or changeover of an IO may cause material business disruptions.

Each Operator Agreement is subject to termination by either party without cause upon 75 days’ notice. We may also terminate immediately “for cause.” The “for cause” termination triggers include, among other things, a failure to meet our brand standards, misuse of our trademarks and actions that in our reasonable business judgment threaten to harm our business reputation.

If we or an IO terminates the Operator Agreement then we must approve a new IO for that store. Any IO changeover consumes substantial time and resources. Often, a changeover will involve more than one transition, as an IO may move from an existing store, thereby creating an opening at the IO’s previous store. A failure to transition a store successfully to another IO can negatively impact the customer experience or compromise our brand standards. Termination of an Operator Agreement could therefore result in the reduction of our sales and operating cash flow, and may materially adversely affect our business, financial condition and results of operations.

Legal proceedings initiated against the IOs could materially impact our business, reputation, financial condition, results of operations and cash flows.

We and the IOs are subject to a variety of litigation risks, including, but not limited to, individual personal injury, product liability, intellectual property, employment-related actions, litigation with or involving our relationship with IOs and property disputes and other legal actions in the ordinary course of our respective businesses. If the IOs are unable to provide an adequate remedy in a legal action, the plaintiffs may attempt to hold us liable. We maintain that under current applicable laws and regulations we are not joint employers with the IOs, and should not be held liable for their actions. However, these types of claims may increase costs and affect the scope and terms of insurance or indemnifications we and the IOs may have.

Our Operator Agreements require each IO to maintain certain insurance types and levels. Losses arising from certain extraordinary hazards, employment matters or other matters, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or IOs may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to IOs may not be made on a timely basis.

Any legal actions against the IOs may negatively affect the reputation of our brand, which could result in a reduction of our sales and operating cash flow, which could be material and which could adversely affect our business, financial condition and results of operations.

In the past, certain business models that use independent contractors to sell directly to customers have been subject to challenge under various laws, including laws relating to franchising, misclassification and joint employment. If our business model is determined to be a franchise, if IOs are found not to be independent contractors, but our employees, or if we are found to be a joint employer of an IO’s employees, our business and operations could be materially adversely affected.

The IOs are independent contractors. Independent contractors and the companies that engage their services have come under increased legal and regulatory scrutiny in recent years as courts have adopted new standards for these classifications and federal legislators continue to introduce legislation concerning the

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classification of independent contractors as employees, including legislation that proposes to increase the tax and labor penalties against employers who intentionally or unintentionally misclassify employees as independent contractors and are found to have violated employees’ overtime or wage requirements. Federal and state tax and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. For example, the California state legislature recently enacted AB-5, which became effective in California on January 1, 2020. AB-5 codifies a new test for determining worker classification that is much narrower than the traditional standard in defining the scope of who is classified as an independent contractor. Given AB-5’s recent enactment, there has been limited guidance to date regarding interpretation or enforcement, and there is a significant degree of uncertainty regarding its application. In addition, AB-5 has been the subject of widespread national discussion and it is possible that other jurisdictions may enact similar laws. There is a risk that a governmental agency or court could disagree with our assessment that IOs are independent contractors or that other laws and regulations could change. If any IOs were determined to be our employees, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment, environmental and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings.

Even if IOs are properly classified as independent contractors, there is a risk that a governmental agency or court might disagree with our assessment that each IO is the sole employer of its workers and seek to hold us jointly and separately responsible as a co-employer of an IO’s workers. In this case, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings since joint employers are each separately responsible for their co-employees’ benefits. A misclassification ruling would mean that both IOs and IOs’ employees are our employees, it would also mean that an IOs’ employees are also our employees.

We continue to observe and monitor our compliance with current applicable laws and regulations, but we cannot predict whether laws and regulations adopted in the future, or standards adopted by the courts, regarding the classification of independent contractors will materially adversely affect our business or operations. Further, if we were to become subject to franchise laws or regulations, it would require us to provide additional disclosures, register with state franchise agencies, impact our ability to terminate our Operator Agreements and may increase the expense of, or adversely impact our recruitment of new IOs.

Our success depends on our ability to maintain positive relationships with the IOs and any failure to maintain our relationships on positive terms could materially adversely affect our business, reputation, financial condition and results of operations.

The IOs develop and operate their stores under terms set forth in our Operator Agreements. These agreements give rise to relationships that involve a complex set of mutual obligations and depends on mutual cooperation and trust. We have a standard Operator Agreement that we use with the IOs, which contributes to uniformity of brand standards. We generally have positive relationships with the IOs, based in part on our common understanding of our mutual rights and obligations under the Operator Agreement. However, we and the IOs may not always maintain a positive relationship or always interpret the Operator Agreement in the same way. Our failure to maintain positive relationships with the IOs could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to the IOs or stockholders or more costly to operate. Active and/or potential disputes with IOs could damage our brand image and reputation.

The success of our business depends in large part on our ability to maintain IOs in profitable stores. If we fail to maintain our IO relationships on acceptable terms, or if one or more of the more profitable IOs were to terminate their Operator Agreements, become insolvent or otherwise fail to comply with brand standards, our business, reputation, financial condition and results of operations could be materially and adversely affected.

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The IOs could take actions that could harm our business.

The IOs are contractually obligated to operate their stores in accordance with the brand standards set forth in the Operator Agreements. However, IOs are independent contractors whom we do not control. The IOs operate and oversee the daily operations of their stores and have sole control over all of their employees and other workforce decisions. As a result, IOs make decisions independent of us that bear directly on the ultimate success and performance of their store. Nevertheless, the nature of the brand license creates a symbiotic relationship between our outcome and each IO. Indeed, because we and each of the IOs associate our separate businesses with the Grocery Outlet name and brand reputation, the failure of any IO to comply with our brand standards could potentially have repercussions that extend beyond that IO’s own market area and materially adversely affect not only our business, but the business of other IOs and the general brand image and reputation of the Grocery Outlet name. This, in turn, could materially and adversely affect our business and operating results. If any particular IO operates a store in a manner inconsistent with our brand standards, we cannot assure you that we will be able to terminate the Operator Agreement of that IO without disruptions to the operations and sales of that IO’s store or other stores.

Risks Associated with Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt and could divert our cash flow from operations for debt payments.

As of December 28, 2019, we had a significant amount of indebtedness comprised of total borrowings under our First Lien Credit Agreement of $460.2 million. In June 2019 we used substantially all of the proceeds from our initial public offering to repay a portion of our indebtedness, and we made an additional principal repayment of indebtedness in October 2019. In March 2020, we borrowed $90.0 million under the revolving credit facility of our First Lien Credit Agreement, the proceeds of which are to be used as reserve funding for working capital needs as a precautionary measure in light of the economic uncertainty surrounding the current COVID-19 pandemic. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report, incorporated by reference in this prospectus. In addition, subject to restrictions in our First Lien Credit Agreement, we may incur additional debt.

Our substantial debt could have important consequences to you, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt; and

•	our ability to borrow additional funds or to refinance debt may be limited.

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Furthermore, all of our debt under our First Lien Credit Agreement bears interest at variable rates. If these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Restrictive covenants in our First Lien Credit Agreement may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt.

The operating and financial restrictions and covenants in our First Lien Credit Agreement may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Such restrictions and covenants limit our ability, among other things, to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our common stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	make certain payments in respect of certain junior debt obligations;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in a default under our First Lien Credit Agreement. Upon the occurrence of an event of default under our First Lien Credit Agreement, the lenders could elect to declare all amounts outstanding under our First Lien Credit Agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our First Lien Credit Agreement could proceed against the collateral granted to them to secure that indebtedness.

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We have pledged a significant portion of our assets as collateral to secure our First Lien Credit Agreement. Our future operating results may not be sufficient to enable compliance with the financial maintenance covenant in our First Lien Credit Agreement, or any other indebtedness and we may not have sufficient assets to repay amounts outstanding under our First Lien Credit Agreement. In addition, in the event of an acceleration of our debt upon a default, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although our First Lien Credit Agreement contains restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase. Our First Lien Credit Agreement includes a $100.0 million revolving credit facility under which we had $6.4 million of availability as of March 28, 2020 after giving effect to outstanding letters of credit.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock has been volatile and may continue to fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

The trading price of our common stock has been and is likely to continue to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Since shares of our common stock were sold in our initial public offering in June 2019 at a price of $22.00 per share, our stock price has ranged from $27.75 to $47.57 through April 13, 2020. The market price of our common stock has been highly volatile and may continue to fluctuate substantially due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

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•	additions or departures of key management personnel;

•	future sales of our common stock or other securities by us or our existing stockholders, or the perception of such future sales;

•	expiration of market standoff or lock-up agreements;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.

Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors. We maintain a forecasting process that seeks to plan sales and align expenses. If we do not control costs or appropriately adjust costs to actual results, or if actual results differ significantly from our forecast, our financial performance could be materially adversely affected.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the shares of common stock of Globe Intermediate Corp. that we hold. Globe Intermediate Corp. is the indirect parent of Grocery Outlet Inc. which, together with its subsidiaries, owns substantially all of our operating assets. As a

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result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to meet our financial obligations.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our First Lien Credit Agreement and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, the selling stockholders and each of our directors and executive officers have entered into lock-up agreements in connection with this offering, on substantially similar terms, which expire 30 days from the date of this prospectus. Upon completion of this offering, based on the number of shares outstanding on December 28, 2019,             shares of our common stock will be restricted from sale as a result of lock-up agreements with the underwriters through the date that is 30 days from the date of this prospectus.

After this offering, the holders of an aggregate of             shares of our outstanding common stock immediately following this offering (assuming no exercise of the underwriters’ option to purchase additional shares), will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. See “Shares Eligible for Future Sale.”

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As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under our 2014 Stock Plan (as defined elsewhere in this prospectus) and our 2019 Incentive Plan (as defined elsewhere in this prospectus) will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144 under the Securities Act, as applicable. A total of                  shares of common stock have been reserved for future issuance under our 2014 Stock Plan and our 2019 Incentive Plan.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock. As of April 13, 2020, before giving effect to this offering, the H&F Investor owned approximately 30% of the voting power of our outstanding stock.

These provisions provide for, among other things:

•

the division of our board of directors into three classes, as nearly equal in size as possible, which directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

•

that at any time when the H&F Investor and certain of its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•

the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•

the right of the H&F Investor and certain of its affiliates to nominate a number of members of our board of directors proportionate to their collective ownership of our common stock and the obligation of certain of our other pre-initial public offering stockholders to support such nominees;

•

the right of certain other pre-initial public offering investors to nominate one member of our board of directors and the obligation of the H&F Investor and certain of our other pre-initial public offering stockholders to support such nominee;

•	certain limitations on convening special stockholder meetings; and

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•

that certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if the H&F Investor and certain of its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

The H&F Investor will continue to hold a significant percentage of our outstanding stock after this offering and its interests may be different than the interests of other holders of our securities.

Upon the completion of this offering, the H&F Investor will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares. As a result, the H&F Investor is able to control or influence actions to be taken by us, including future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, amendments to our organizational documents and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness and any incurrence of liens on our assets. As a result, certain governance provisions in our organizational documents will be affected.

The interests of the H&F Investor may be materially different than the interests of our other stakeholders. In addition, the H&F Investor may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you. For example, the H&F Investor may cause us to take actions or pursue strategies that could impact our ability to make payments under our First Lien Credit Agreement or that cause a change of control. In addition, to the extent permitted by our First Lien Credit Agreement, the H&F Investor may cause us to pay dividends rather than make capital expenditures or repay debt. The H&F Investor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that none of the H&F Investor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The H&F Investor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as the H&F Investor continues to own a significant amount of our outstanding common stock, even though such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions and, so long as the H&F Investor continues to own shares of our outstanding common stock, nominate individuals to our board of directors pursuant to the stockholders agreement we are parties to. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In addition, the H&F Investor will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

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Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act (“Section 404”). As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report for the year ended January 2, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to issue an attestation report on effectiveness of our internal controls in our annual report for the year ended January 2, 2021.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. A material weakness in internal control could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Our amended and restated bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide, subject to limited exceptions, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director, officer or

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other employee of the Company governed by the internal affairs doctrine. These provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selections of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for disputes with us or any of our directors, officers or other employees which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions that will be contained in our amended and restated bylaws to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements (other than statements of historical facts) in this prospectus and in the documents incorporated by reference herein regarding the prospects of the industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot provide any assurance that these expectations will prove to be correct. Such statements reflect the current views of our management with respect to our business, results of operations and future financial performance. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	failure of suppliers to consistently supply us with opportunistic products at attractive pricing;

•	inability to successfully identify trends and maintain a consistent level of opportunistic products;

•	failure to maintain or increase comparable store sales;

•	changes affecting the market prices of the products we sell;

•	failure to open, relocate or remodel stores on schedule;

•	risks associated with newly opened stores;

•	risks associated with economic conditions;

•	competition in the retail food industry;

•	inability to retain the loyalty of our customers;

•	costs and implementation difficulties associated with marketing, advertising and promotions;

•	failure to maintain our reputation and the value of our brand, including protecting our intellectual property;

•	any significant disruption to our distribution network, the operations of our distributions centers and our timely receipt of inventory;

•	movement of consumer trends toward private labels and away from name-brand products;

•	inability to maintain sufficient levels of cash flow from our operations;

•	risks associated with leasing substantial amounts of space;

•	failure to maintain the security of information we hold relating to personal information or payment card data of our customers, employees and suppliers;

•	failure to participate effectively or at all in the growing online retail marketplace;

•	material disruption to our information technology systems;

•	risks associated with products we and the IOs sell;

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•	risks associated with laws and regulations generally applicable to retailers;

•	legal proceedings from customers, suppliers, employees, governments or competitors;

•	unexpected costs and negative effects associated with our insurance program;

•	inability to attract, train and retain highly qualified employees;

•	difficulties associated with labor relations;

•	loss of our key personnel or inability to hire additional qualified personnel;

•	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;

•	impairment of goodwill and other intangible assets;

•	any significant decline in our operating profit and taxable income;

•	risks associated with tax matters;

•	natural disasters and unusual weather conditions (whether or not caused by climate change), pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events;

•	major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks;

•	economic downturns or natural or man-made disasters in geographies where our stores are located;

•	management’s limited experience managing a public company;

•	risks associated with IOs being consolidated into our financial statements;

•	failure of the IOs to successfully manage their business;

•	failure of the IOs to repay notes outstanding to us;

•	inability to attract and retain qualified IOs;

•	inability of the IOs to avoid excess inventory shrink;

•	any loss or changeover of an IO;

•	legal proceedings initiated against the IOs;

•	legal challenges to the independent contractor business model;

•	failure to maintain positive relationships with the IOs;

•	risks associated with actions the IOs could take that could harm our business;

•	the significant influence of the H&F Investor over us;

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•	our ability to generate cash flow to service our substantial debt obligations; and

•	the other factors discussed under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus and the documents incorporated by reference herein may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus and under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report, which is incorporated by reference in this prospectus, could have a material adverse effect on our business, results of operations and future financial performance.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

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USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock included in the section entitled “Principal and Selling Stockholders” to resell such shares. The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholders or if the underwriters exercise their option to purchase additional shares.

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DIVIDEND POLICY

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations, to finance the growth and development of our business and to reduce our net debt. Any determination to declare dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under our First Lien Credit Agreement, and may be further restricted by the terms of any future debt or preferred securities. See “NOTE 6—Long-term Debt” to our audited consolidated financial statements in our Annual Report, incorporated by reference in this prospectus, for more information about our First Lien Credit Agreement.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 28, 2019.

You should read this table together with “Selected Consolidated Financial Data” included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included in our Annual Report, which is incorporated by reference in this prospectus.

As of December 28, 2019
(in thousands)
Cash and cash equivalents	$28,101

Long-term debt, including current portion of long-term debt:
First Lien Credit Agreement(1)	$460,188
Notes Payable	246
Unamortized debt discount and debt issuance costs	(12,445)

Total debt	447,989

Stockholders’ equity:
Common stock, $0.001 par value; 500,000,000 shares authorized, 89,005,062 shares issued and outstanding	89
Preferred stock, $0.001 par value; 50,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	717,282
Retained earnings	28,013

Total stockholders’ equity	745,384

Total capitalization	$1,193,373

(1)

As of December 28, 2019, we had a $100.0 million revolving credit facility under our First Lien Credit Agreement under which we had $96.4 million of availability thereunder after giving effect to outstanding letters of credit as of such date. See “Recent Developments—First Lien Credit Agreement” for a discussion of our $90.0 million draw on March 19, 2020 under the revolving credit facility of our First Lien Credit Agreement.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors and executive officers as of                     , 2020:

Name	Age	Position
Eric J. Lindberg, Jr.	49	Chief Executive Officer and Director
Robert Joseph Sheedy, Jr.	45	President
Charles C. Bracher	47	Chief Financial Officer
Andrea R. Bortner	58	Chief Human Resources Officer
Pamela B. Burke	52	Chief Administrative Officer, General Counsel and Secretary
Heather L. Mayo	56	Executive Vice President, Sales and Merchandising
Brian T. McAndrews	59	Senior Vice President, Store Development
Thomas H. McMahon	58	Executive Vice President, Sales and Merchandising
Steven K. Wilson	56	Senior Vice President, Purchasing
Erik D. Ragatz	47	Director, Chairman of the Board
S. MacGregor Read, Jr.	49	Director, Vice Chairman of the Board
Kenneth W. Alterman	64	Director
John E. Bachman	65	Director
Matthew B. Eisen	32	Director
Thomas F. Herman	80	Director
Mary Kay Haben	64	Director
Norman S. Matthews	87	Director
Sameer Narang	36	Director
Jeffrey York	57	Director

Set forth below is a brief description of the business experience of the directors and executive officers. All of our officers serve at the discretion of our board of directors.

Eric J. Lindberg, Jr. has served as our Chief Executive Officer since January 2019 and as a director since January 2006. Previously, from January 2006 to December 2018, Mr. Lindberg served as our Co-Chief Executive Officer. Prior to being appointed Co-Chief Executive Officer, Mr. Lindberg served in various positions with the Company since 1996. As our Chief Executive Officer, Mr. Lindberg brings to our board of directors significant senior leadership, and his detailed knowledge of our operations, finances, strategies and industry garnered over his 23-year tenure with us makes him well qualified to serve as our Chief Executive Officer and as a member of the board of directors. Mr. Lindberg and Mr. Read, a member of our board of directors, are cousins by marriage.

Robert Joseph Sheedy, Jr. has served as our President since January 2019. Mr. Sheedy previously served as our Chief Merchandise, Marketing & Strategy Officer from April 2017 to December 2018, our Chief Merchandise & Strategy Officer from March 2014 to April 2017 and our Vice President, Strategy from April 2012 to February 2014. Before joining us, Mr. Sheedy served in various roles at Staples Inc., an office supply company, from 2005 to 2012, most recently as their Vice President, Strategy.

Charles C. Bracher has served as our Chief Financial Officer since August 2012. Before joining us, Mr. Bracher served in various roles at Bare Escentuals, Inc., a mineral cosmetics company, from 2005 to 2012, most recently as Chief Financial Officer. Mr. Bracher began his career in the Investment Banking Division of Goldman, Sachs & Co.

Andrea R. Bortner has served as our Chief Human Resources officer since March 2020. Before joining us, Ms. Bortner served as Chief Human Resources Officer at Maxar Technologies, Inc., a space technology

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company, from August 2016 to October 2019 and as Chief Human Resources Officer at Catalina, an advertising and marketing company, from August 2012 to June 2016.

Pamela B. Burke has served as our Chief Administrative Officer, General Counsel and Secretary since January 2019 and previously served as our General Counsel and Secretary from June 2015 to December 2018. Before joining us, Ms. Burke served in various management positions at CRC Health Group, Inc., a provider of specialized behavioral health services, most recently as Senior Vice President of Legal, HR and Risk from April 2010 to February 2015.

Heather L. Mayo has served as our Executive Vice President of Sales and Merchandising, East since October 2019. Before joining us, Ms. Mayo served as Chief Merchandising Officer of Boxed, a wholesale bulk retailer, from November 2016 to September 2017. Ms. Mayo served in various roles in merchandising and operations at Sam’s Club, a division of Walmart, from 2004 to 2016, most recently as their Senior Vice President, Operations for the West Division from February 2015 to March 2016 and as Senior Vice President, Operations for the South Division from August 2014 to February 2015.

Brian T. McAndrews has served as our Senior Vice President of Store Development overseeing all company real estate functions since July 2018. Before joining us, Mr. McAndrews served as Chief Real Estate Officer at Conn’s Home Plus, a furniture and appliance store chain, from June 2017 to June 2018 and as Senior Vice President, Global Real Estate & Construction at Dollar Financial Corporation from February 2010 to June 2017.

Thomas H. McMahon has served as our Executive Vice President of Sales and Merchandising since January 2017 and served as our Vice President of Sales and Merchandising from December 2008 to December 2016. Before joining us in 2008, Mr. McMahon was the Chief Executive Officer and Chief Operating Officer of T Street Incorporated, a retail specialty company.

Steven K. Wilson has served as our Senior Vice President of Purchasing since February 2018 and previously served as our Vice President of Purchasing from July 2006 to January 2018. Prior to being appointed Vice President of Purchasing, Mr. Wilson served in various positions with the Company since 1994.

Erik D. Ragatz has served as a director and as Chairman of our board of directors since October 2014. Mr. Ragatz has served as a Partner at H&F since January 2008. Mr. Ragatz currently serves on the boards of directors and audit and compensation committees of Crackle Holdings GP, LLC (d/b/a SnapAV), a manufacturer and distributor of audio/visual equipment, and Associated Materials Group, Inc., a manufacturer and distributor of exterior building products, as well as the board of directors and compensation committee of Wand TopCo Inc. (d/b/a Caliber Collision), a chain of auto body repair and paint shops, each currently private H&F portfolio companies. As a member of the board of directors, Mr. Ragatz brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on the boards of directors of H&F’s portfolio companies.

S. MacGregor Read, Jr. served as our Vice Chairman from January 2019 through April 2020 and has served as a director since January 2006. In April 2020, Mr. Read became the Vice Chairman of our board of directors. From January 2006 to December 2018, Mr. Read served as our Co-Chief Executive Officer. Prior to being appointed Co-Chief Executive Officer, Mr. Read served in various positions with the Company since 1996. As a member of the board of directors, Mr. Read contributes his knowledge of our operations, finances, strategies and industry garnered over his 23-year tenure with us. Mr. Read and Mr. Lindberg are cousins by marriage.

Kenneth W. Alterman has served as a director since 2011. Mr. Alterman is an Executive Adviser to Savers, Inc., a retail thrift store chain, since January 2017. He previously served as the President, Chief Executive Officer and a director of Savers, Inc. from January 2004 to January 2017 and as the Vice President and General Manager from December 2002 to December 2003. As a member of the board of directors, Mr. Alterman

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contributes his knowledge of the discount industry, as well as substantial experience developing corporate strategy and assessing emerging industry trends and business operations.

John E. Bachman has served as a director since November 2019. Mr. Bachman has been an outside director for various public companies since his retirement in 2015. From 1978 to 2015, Mr. Bachman was a certified public accountant at the accounting firm, PricewaterhouseCoopers LLP, most recently as a partner. Mr. Bachman currently serves on the board of directors and as chair of the audit committee of The Children’s Place, a children’s clothing store, and serves on the board of directors and as a member of the audit and finance committees of WEX Inc., a global corporate payment solutions company. As a member of the board of directors, Mr. Bachman contributes his extensive background in auditing, as well as his business strategy and oversight experience serving in the leadership of one of the world’s largest accounting firms.

Matthew B. Eisen has served as a director since March 2019. Mr. Eisen has served as a Director at H&F since January 2020 and previously served as a Principal at H&F from July 2016 to January 2020 and as an Associate at H&F from July 2012 to July 2014. From June 2010 to July 2012, Mr. Eisen was an Analyst in the Media and Communications Group of Morgan Stanley & Co. LLC. Mr. Eisen currently serves on the board of directors and as a member of the audit committee of Wand TopCo Inc. (d/b/a Caliber Collision), a chain of auto body repair and paint shops and a private H&F portfolio company. As a member of the board of directors, Mr. Eisen contributes his financial and capital markets expertise and draws on his experience advising and serving on the boards of H&F’s portfolio companies.

Mary Kay Haben has served as a director since November 2019. Ms. Haben has been an outside director for various public companies since her retirement in February 2011. From April 2007 to February 2011, Ms. Haben held various senior positions with Wm. Wrigley Jr. Company, a confectionery company. Prior to that time, she held several key positions during her 27-year career with Kraft Foods, Inc., a grocery manufacturing and processing conglomerate. Ms. Haben currently serves on the board of directors of The Hershey Company, a confectionery company, and the board of trustees of Equity Residential, a publicly traded REIT. As a member of the board of directors, Ms. Haben contributes her substantial governance expertise and experience with consumer preferences as a senior executive for consumer packaged goods companies.

Thomas F. Herman has served as a director since 2004. Mr. Herman has been engaged in consulting since 2004. From 2003 to 2004, Mr. Herman was the president and chief operating officer of Good Guys, Inc., a consumer electronics retailer. Prior to that time, he served in various management positions, including at Oak Harbor Partners, a boutique financial services firm, Employment Law Learning Technologies, a distance learning company focused on employment law, Alamo Group, a real estate & operations business, American Copy Jewelry and the San Francisco Music Box Co. As a member of the board of directors, Mr. Herman contributes significant retail experience and financial expertise based on his years of senior executive experience as well as his prior experience serving on the boards of public companies such as Crdentia Corp. and Good Guys, Inc.

Norman S. Matthews has served as a director since October 2014. From 1978 to 1988, Mr. Matthews served in various senior management positions for Federated Department Stores, Inc., including President from 1987 to 1988. Mr. Matthews currently serves on the boards of directors and compensation committees of The Children’s Place Inc., a children’s clothing store, Party City Holdco, Inc., a party goods supply store, and Spectrum Brands Holdings, Inc., a consumer products company, and previously has served as director of Henry Schein, Inc. and The Progressive Corporation. As a member of the board of directors, Mr. Matthews contributes an extensive knowledge of the retail industry and strategic marketing and sales and corporate governance practices from his years as a senior executive and member of the boards of directors of several public companies.

Sameer Narang has served as a director since October 2014. Mr. Narang joined H&F in 2010 and has served as a Partner at H&F since January 2018 and served as a Director at H&F from January 2014 to December 2017. Mr. Narang currently serves as chairman of the board of directors and a member of the compensation committee of Arrow Holding Corp. (d/b/a Applied Systems, Inc.), a provider of cloud-based insurance software

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and a private H&F portfolio company. As a member of the board of directors, Mr. Narang contributes his knowledge of corporate governance gained through his years of service on the boards of directors of H&F’s portfolio companies.

Jeffrey York has served as a director since November 2010. Mr. York has served as Co-Chief Executive Officer and President of Farm Boy Inc., a grocery retailer, since November 2009. Mr. York currently serves as a member of the boards of directors and audit committee of Focus Graphite, an advanced exploration and mining company, Braille Energy Systems, Inc., a manufacturer of race car batteries and other energy storage devices and Stria Lithium, a lithium mining exploration company. As a member of the board of directors, Mr. York contributes an extensive knowledge of the grocery industry and corporate governance based on his experience as a senior executive and serving on public company boards of directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of eleven directors.

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. Our Class I directors are Messrs. Ragatz, Alterman, Bachman and Herman (with their terms expiring at the annual meeting of stockholders to be held in 2020), our Class II directors are Mme. Haben and Messrs. Read, Narang and York (with their terms expiring at the annual meeting of stockholders to be held in 2021) and our Class III directors are Messrs. Lindberg, Eisen and Matthews (with their terms expiring at the annual meeting of stockholders to be held in 2022).

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; however, if at any time the H&F Investor owns at least 40% in voting power of the stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors pursuant to a resolution adopted by the stockholders. Subject to certain exceptions described below with respect to the amended and restated stockholders agreement we entered into in June 2019, newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors or our stockholders; provided, however, that at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, such vacancies shall be filled by our board of directors (and not by the stockholders).

Our amended and restated stockholders agreement provides that the H&F Investor will have the right to nominate to our board of directors (such persons, the “H&F nominees”) a number of nominees equal to: (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by the H&F Investor. For purposes of calculating the number of directors that the H&F Investor will be entitled to nominate, any fractional amounts are rounded up to the nearest whole number. In addition the Executive Stockholders (as defined in the amended and restated stockholders agreement) and the Read Trust Rollover Stockholders (as defined in the amended and restated stockholders agreement), trusts controlled by Mr. Lindberg, Mr. Read or members of their immediate family, acting together by majority vote, will have the right to nominate one person (such person, the “Executive nominee”) to our board of directors for so long as such stockholders collectively own at least 5% of our outstanding shares of common stock. The amended and restated stockholders agreement also provides that our Chief Executive Officer will be nominated to our board of directors. For so long as we have a classified board, the H&F nominees will be divided by the H&F Investor as evenly as possible among the classes of directors. The

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Executive nominee will initially be a Class II director and the Chief Executive Officer will initially be a Class III director.

Pursuant to the amended and restated stockholders agreement, we must include the H&F nominees, the Executive nominee and the Chief Executive Officer nominee on the slate that is included in our proxy statements relating to the election of directors of the class to which such persons belong and provide the highest level of support for the election of each such persons as we provide to any other individual standing for election as a director. In addition, each stockholder party to the amended and restated stockholders agreement agrees to vote in favor of the Company slate that is included in our proxy.

In the event that an H&F nominee or the Executive nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), the persons entitled to designate such nominee director under the amended and restated stockholders agreement are entitled to appoint another nominee to fill the resulting vacancy.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are terminated by the stockholders.

Role of Board of Directors in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit and Risk Management Committee. The Audit and Risk Management Committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit and Risk Management Committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Committees of the Board of Directors

The standing committees of our board of directors consist of an Audit and Risk Management Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Our Chief Executive Officer, President and other executive officers regularly report to the non-executive directors and the Audit and Risk Management, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The internal audit function reports functionally and administratively to our Chief Financial Officer and directly to the Audit and Risk Management Committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by the H&F Investor.

Audit and Risk Management Committee

The members of our current Audit and Risk Management Committee are Mme. Haben and Messrs. Bachman, Eisen, Herman and York. Mme. Haben and Messrs. Bachman, Eisen, Herman and York all qualify as

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independent directors under the Nasdaq corporate governance standards, and Mme. Haben and Messrs. Bachman, Herman and York qualify as independent directors under the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that each of Messrs. Bachman, Eisen, Herman and York qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit and Risk Management Committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our board of directors has adopted a written charter for the Audit and Risk Management Committee, which is available on our website.

Compensation Committee Interlocks and Insider Participation

Compensation decisions are made by our Compensation Committee. None of our current or former executive officers or employees currently serves, or has served during our last completed fiscal year, as a member of our Compensation Committee and, during that period, none of our executive officers served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a member of our board of directors.

We have entered into certain indemnification agreements with our directors and are party to certain transactions with the H&F Investor described in “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers” and “—Stockholders Agreement,” respectively.

Compensation Committee

The members of our current Compensation Committee are Messrs. Alterman, Ragatz, Matthews, Narang and York. Our board of directors has determined that each member of the Compensation Committee is independent under applicable rules and regulations of the SEC and Nasdaq. In addition, each of Messrs. Alterman and York qualifies as a “non-employee director” within the meaning of Section 16 of the Exchange Act.

The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to, among other things, (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the Compensation Committee, which is available on our website.

Nominating and Corporate Governance Committee

The members of our current Nominating and Corporate Governance Committee are Mme. Haben and Messrs. Ragatz, Eisen, Matthews and Narang.

The purpose of our Nominating and Corporate Governance Committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent

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directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website.

Director Independence

Pursuant to the corporate governance listing standards of Nasdaq, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our board of directors has determined that Mme. Haben and Messrs. Alterman, Bachman, Eisen, Herman, Matthews, Narang, Ragatz and York are “independent” in accordance with the Nasdaq rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Ethics. The Code of Ethics is available on the Corporate Governance page of our website, www.groceryoutlet.com. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each material element of compensation for the fiscal year ended December 28, 2019 that we provided to each person who served as our principal executive officer or principal financial officer during 2019 and our three most highly compensated executive officers employed at the end of 2019, all of whom we refer to collectively as our Named Executive Officers.

Our Named Executive Officers for the fiscal year ended December 28, 2019 were as follows:

•	Eric J. Lindberg, Jr., Chief Executive Officer

•	Charles C. Bracher, Chief Financial Officer

•	S. MacGregor Read, Jr., Vice Chairman of the Company*

•	Robert Joseph Sheedy, Jr., President

•	Thomas H. McMahon, Executive Vice President, Sales & Merchandising

*

Mr. Read served as our executive Vice Chairman from January 2019 to April 2020, at which time he transitioned to the non-executive role of Vice Chairman of our board of directors. In connection with this transition, we and Mr. Read entered into a transition letter agreement which is described below under “Director Compensation.”

The Compensation Committee is responsible for establishing, implementing and evaluating our employee compensation and benefit programs. The Compensation Committee periodically reviews and makes recommendations to our board of directors with respect to the adoption of, or amendments to, all equity-based incentive compensation plans for employees, and cash-based incentive plans for executive officers, and evaluates whether the relationship between the incentives associated with these plans and the level of risk-taking by executive officers in response to such incentives is reasonably likely to have a material adverse effect on us. The Compensation Committee annually evaluates the performance of our executive officers, establishes the annual salaries and annual cash incentive awards for our executive officers and approves all equity awards. The Compensation Committee’s objective is to ensure that the total compensation paid to our Named Executive Officers as well as our other senior officers is fair, competitive, performance based and financially efficient. Generally, the types of compensation and benefits provided to our Named Executive Officers are similar to those provided to other senior members of our management team.

Executive Compensation Objectives and Philosophy

The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial and operating performance and encouraging them to remain with us for long, productive careers. We believe the most effective way to achieve this objective is to design an executive compensation program rewarding the achievement of specific annual, long-term and strategic goals and aligning executives’ interests with those of our investors by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:

•	Market Competitive: Compensation levels and programs for executives, including the Named Executive Officers, should be competitive relative to the marketplace in which we operate. It is

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important for us to leverage an understanding of what constitutes competitive pay in our market and build unique strategies to attract the high caliber talent we require to manage and grow our company;

•	Performance-Based: Most executive compensation should be performance-based pay that is “at risk,” based on short-term and long-term goals, which reward both organizational and individual performance;

•	Investor Aligned: Incentives should be structured to create a strong alignment between executives and investors on both a short-term and a long-term basis; and

•	Financially Efficient: Pay programs and features should attempt to minimize the impact on our earnings and maximize our tax benefits, all other things being equal.

By incorporating these elements, we believe our executive compensation program is responsive to our investors’ objectives and effective in attracting, motivating and retaining the level of talent necessary to grow and manage our business successfully.

Process for Determining Compensation

In 2019, the Compensation Committee reviewed the performance of our Chief Executive Officer. The Compensation Committee tries to ensure that a substantial portion of the Chief Executive Officer’s compensation is directly linked to individual performance and the performance of our business. As discussed under “—Employment Agreements with Named Executive Officers—Chief Executive Officer Employment Agreement,” we entered into an employment agreement with our Chief Executive Officer, which addresses certain elements of his compensation and benefits package.

In determining the compensation of each of our Named Executive Officers (other than the Chief Executive Officer), the Compensation Committee seeks the input of the Chief Executive Officer. At the end of each year, the Chief Executive Officer reviews a self-assessment prepared by each Named Executive Officer and assesses the Named Executive Officer’s performance against the business unit (or area of responsibility) and individual goals and objectives. The Compensation Committee then considers the Chief Executive Officer’s assessment and reviews and approves the compensation for each Named Executive Officer.

Relationship of Compensation Practices to Risk Management and Governance

We have reviewed and considered our compensation plans and practices for all our employees and do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us. We utilize many design features that mitigate the possibility of encouraging excessive risk-taking behavior. Among these design features are: reasonable goals and objectives that are well-defined and communicated; and a balance of short- and long-term variable compensation tied to a mix of financial and operational objectives. Personal objectives are not built into our incentive design.

Considerations in Setting 2019 Compensation

The 2019 compensation of our Named Executive Officers was based on company-wide operating results for all incentives and individual performance objectives associated with base salary increases. The Compensation Committee believes that the total 2019 compensation opportunity for our Named Executive Officers was competitive while at the same time being responsible to our investors because a significant percentage of total compensation in 2019 was allocated to variable compensation, paid only upon achievement of both individual and Company performance objectives.

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The following is a summary of key considerations that affected the development of 2019 compensation targets and 2019 compensation decisions for our Named Executive Officers (and which the Compensation Committee believes will continue to affect its compensation decisions in future years):

Use of Market Data. We establish target compensation levels that are consistent with market practice and internal equity considerations (including position, responsibility and contribution) relative to base salaries, annual bonuses and long-term equity compensation, as well as the appropriate pay mix for a particular position. In order to gauge the competitiveness of our compensation programs, we may also review compensation practices and pay opportunities from retail and grocery industry survey data. We attempt to position ourselves to attract and retain qualified senior executives in the face of competitive pressures in our relevant labor markets.

Emphasis on Performance. Our compensation program provides increased pay opportunity correlated with superior performance over the long term. When evaluating base salary, individual performance is the primary driver that determines the Named Executive Officer’s annual increase, if any. In our Annual Incentive Plan (the “AIP”), performance metrics are key drivers in determining the Named Executive Officer’s non-equity incentive award. Under our 2014 Stock Plan (defined below), fifty percent (50%) of the option awards held by our Named Executive Officers were performance-based.

The Importance of Organizational Results. The AIP uses the achievement of specific organizational metrics in determining approximately 50% to 100% of the Named Executive Officers’ target annual cash incentive award to hold the Named Executive Officers accountable for both the results of their organization and overall company results. The AIP was designed to emphasize and reward the Named Executive Officers for corporate performance. The vesting of long-term performance-vesting stock options granted under our 2014 Stock Plan are also dependent on us achieving overall corporate financial goals.

The Compensation Committee retains an independent compensation consultant who provides the Compensation Committee with input and guidance on all components of our executive compensation program and advises the Compensation Committee with respect to market data for base salary, annual bonus and long-term equity compensation for similarly situated executives in our peer group.

Elements of 2019 Compensation Program

There are three key components of our executive compensation program for our Named Executive Officers:

•	base salary;

•	annual incentive bonus pursuant to the AIP; and

•	long-term equity incentive compensation in the form of stock options.

In addition to these key compensation elements, our Named Executive Officers are provided certain other compensation. See “—Other Compensation.”

We believe that offering each of the components of our executive compensation program is necessary to remain competitive in attracting and retaining talented executives. Furthermore, the annual incentive bonus and long-term equity incentive compensation align the executive’s goals with those of the organization and our stockholders. Collectively, these components are designed to reward and influence the executive’s individual performance and our short-term and long-term performance. Base salaries and annual incentive bonuses are designed to reward executives for their performance and our short-term performance. We believe that providing long-term incentive compensation in the form of stock options ensures that our executives have a continuing stake in our long-term success and have incentives to increase our equity value. Total compensation for each Named Executive Officer is reviewed annually to ensure that the proportions of the executive’s short-term incentives and long-term incentives are properly balanced.

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The components of incentive compensation (the annual incentive bonus and equity awards) are significantly “at risk,” as the degree to which the annual incentive bonuses are paid and the performance vesting and the intrinsic value of the equity awards all depend on the extent to which certain of our operating and financial goals are achieved. When reviewing compensation levels, each component of compensation is reviewed independently, and the total pay package is reviewed in the aggregate. However, the Compensation Committee believes that an important component of aligning the interests of investors and executives is to place a strong emphasis on “at risk” compensation linked to overall Company performance. In 2019, approximately 80% of the total target direct compensation for our Chief Executive Officer was “at risk.”

Base Salary

We pay our Named Executive Officers base salaries to compensate them for services rendered each year. Base salary is a regular, cash payment, the amount of which is based on position, experience and performance after considering the following primary factors: internal review of the executive’s compensation and the Compensation Committee’s assessment of the executive’s individual prior performance. Salary levels are typically considered annually as part of our performance review process but can be adjusted in connection with a promotion or other change in job responsibility. Merit-based increases to salaries of our Named Executive Officers are determined each December by the Compensation Committee after an assessment of the performance of each executive for that fiscal year.

Effective July 1, 2019, the base salary of Mr. Lindberg was increased from $584,298 to $750,000, and the base salary of Mr. Sheedy was increased from $489,250 to $550,000, in each case reflecting our board of directors’ assessment of the executive’s individual contributions and performance during the 2019 fiscal year, and to provide a competitive salary for the executive’s particular position and duties. None of our other Named Executive Officers received an additional base salary increase in the 2019 fiscal year.

The following table summarizes the annual base salaries as of December 28, 2019 of our Named Executive Officers.

2019 Salary ($)
Eric J. Lindberg, Jr.	750,000
Charles C. Bracher	522,698
S. MacGregor Read, Jr.	584,298
Robert Joseph Sheedy, Jr.	550,000
Thomas H. McMahon	358,217

Effective January 5, 2020, the base salary of each of our Named Executive Officers was increased by a certain percentage as shown in the following table, in order to provide a competitive salary for the executive’s particular position and duties.

	Salary Increase from 2019 to 2020 (%)	2020 Salary ($)
Eric J. Lindberg, Jr.	3.00	772,500
Charles C. Bracher	3.00	538,379
S. MacGregor Read, Jr.	3.00	601,827
Robert Joseph Sheedy, Jr.	6.00	583,000
Thomas H. McMahon	11.67	400,021

Annual Cash Incentive Compensation

In addition to receiving base salaries, our Named Executive Officers and other senior members of our management team are eligible to receive an annual incentive bonus pursuant to the AIP each year. Our AIP is an

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annual cash incentive program designed to create a link between executive compensation and our performance. The AIP provides metrics for the calculation of annual incentive-based cash compensation after assessing the participant’s performance against pre-determined quantitative and qualitative measures within the context of our overall performance. For each fiscal year, the participants’ annual incentive bonuses are determined as a percentage of their base salaries, based on the achievement of the applicable Company-wide and individual goals established by the Compensation Committee on a sliding scale.

2019 Annual Incentive Plan

In February 2019, our board of directors adopted the 2019 Annual Incentive Plan (the “2019 AIP”), pursuant to which the Compensation Committee set the performance goals for the 2019 fiscal year. The following core corporate performance measures were used to calculate the annual bonus pool under the 2019 AIP: (i) “FY19 Bonus EBITDA,” which is our fiscal 2019 Adjusted EBITDA, calculated as set forth in our Annual Report which is incorporated by reference in this prospectus under the heading “Item 7—Management’s Discussion and Analysis of Results of Operations and Financial Condition—Operating Metrics and Non-GAAP Financial Measures—EBITDA, Adjusted EBITDA and Non-GAAP Adjusted Net Income,” adjusted to exclude public company costs and other items (with an annual target goal of $170.1 million); (ii) comparable store sales growth (with an annual target goal of 4.14% over the prior year); and (iii) sales for stores opened in fiscal 2018 and 2019 (with an annual target goal of $225.5 million).

2019 AIP payouts for attainment of FY19 Bonus EBITDA, comparable store sales growth and new store sales scale independently above 100% attainment of the respective target opportunity, subject to minimum FY19 Bonus EBITDA achievement of 95% of target. Metric scaling continues ratably and is not capped.

Subject to the minimum achievement of a 3% year to date FY19 Bonus EBITDA growth from the prior fiscal year and 95% of target achievement, we made interim quarterly payments under the 2019 AIP based on FY19 Bonus EBITDA and comparable store sales growth metrics, and 25% of the calculated quarterly payouts were retained to be paid at year-end.

When establishing the foregoing performance targets, the Compensation Committee set targets that it believed (i) were challenging to achieve and reasonable and (ii) fairly incentivized participants. By setting the foregoing targets, the Compensation Committee established what it believed were stretch goals that would incentivize and reward exceptional employee performance without any guarantee that we would meet or exceed any such metrics in the prevailing business environment. Achievement of performance goals, which will determine the amount, if any, earned under the 2019 AIP, was determined by the Compensation Committee in its sole discretion. Bonus amounts (including any interim quarterly payments thereof) are payable in a lump sum cash amount (or, at the discretion of the Compensation Committee, in shares of our stock), and the payment with respect to any bonus amount under the 2019 AIP is subject to a participant’s continued employment through the payment date.

Actual annual cash incentive awards are calculated by multiplying each Named Executive Officer’s actual base salary at fiscal year-end by his target award potential, which is then adjusted by an overall achievement factor based on the combined weighted achievement of the performance measures.

For fiscal 2019, the percentage of target achievement for each core corporate performance measure described above was as follows: (i) FY19 Bonus EBITDA: 101.8%, resulting in a payout of 108.8%; (ii) 12 month comparable store sales growth: 126.4%, resulting in a payout of 126.4%; and (iii) sales for stores opened in fiscal 2019 and fiscal 2018: 102.6%, resulting in a payout of 112.9%.

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The following table summarizes the fiscal 2019 annual incentive awards earned based on actual performance, as compared to the target opportunity, for each of our Named Executive Officers:

	2019 Base Salary ($)	Target Bonus (%)	Target Bonus Amount ($)	Overall Achievement Factor (%)(1)	Actual Bonus Achieved ($)
Eric J. Lindberg, Jr.(2)	666,694	100	666,694	114.2612	761,772
Charles C. Bracher	522,698	60	313,619	114.2612	358,345
S. MacGregor Read, Jr.	584,298	100	584,298	114.2612	667,626
Robert Joseph Sheedy, Jr.(3)	519,458	75	389,593	114.2612	445,154
Thomas H. McMahon	358,217	50	179,109	114.2612	204,651

(1)	Effective July 1, 2019, the base salary of Mr. Lindberg was increased from $584,298 to $750,000, and his target bonus amount was 100% of his base salary paid for fiscal year 2019.
(2)	Effective July 1, 2019, the base salary of Mr. Sheedy was increased from $489,250 to $550,000, and his target bonus amount was 75% of his base salary paid for fiscal year 2019.

In February 2020, our board of directors adopted the 2020 Annual Incentive Plan (the “2020 AIP”), pursuant to which the Compensation Committee set the performance goals for the 2020 fiscal year. The following core corporate performance measures were used to calculate the annual bonus pool under the 2020 AIP: (i) FY 2020 Adjusted EBITDA; and (ii) comparable store sales growth. Based on input from an independent compensation consultant and review of peer benchmarking and to better align the bonus payout with growth strategy performance, we revised the scaling of the bonus metrics to widen the payout ranges at minimum and maximum performance from 50% to 200%.

Long-Term Equity Incentive Compensation

In addition to base salary and cash bonus compensation, each of our Named Executive Officers is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and our long-term performance, thereby creating alignment between executive and investor interests.

Equity awards granted to our Named Executive Officers under our 2014 Stock Incentive Plan (the “2014 Stock Plan”) and 2019 Incentive Plan (the “2019 Incentive Plan”) were determined based on market competitiveness, criticality of position and individual performance (both historical and expected future performance). Historically, stock options have been a core element of long-term incentive opportunity for our Named Executive Officers. We expect that options and/or restricted stock units and/or performance stock units will continue to be a core element of long-term incentive opportunity. The Compensation Committee believes that the best way to align compensation of our Named Executive Officers with long-term growth and profitability is to design long-term incentive compensation that is, to a great degree, dependent on Company performance.

For fiscal 2020, the Compensation Committee has approved an incentive program consisting of time-vesting restricted stock units (“RSUs”) and performance-based stock units (“PSUs”). The RSUs will vest over a three-year period with one-third vesting each year, contingent on continued employment with the Company. The PSUs vest after a three-year performance period based on the achievement of cumulative operating goals and contingent on continued employment with the Company. Although individual grants have not yet been made to our Named Executive Officers for 2020, the Compensation Committee agreed that the mix of long-term equity incentive value should be 75% PSUs and 25% RSUs for our Chief Executive Officer and 60% PSUs and 40% RSUs for the other Named Executive Officers.

Options Granted in 2019

In connection with the closing of our initial public offering, we granted equity awards to our Named Executive Officers under the 2019 Incentive Plan in order to (i) recognize such individuals’ efforts on our behalf

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in connection with our formation and our initial public offering, (ii) ensure their alignment with our stockholder’s interests and (iii) provide a retention element to their compensation.

The Company granted each of our Named Executive Officers a time-vesting option to purchase shares of our common stock at an exercise price of $22.00, as shown in the following table. Such options will vest and become exercisable on the fourth anniversary of the grant date, subject to the executive’s continued employment with us on the vesting date. If the executive undergoes a termination of employment without cause following a change in control (as such terms are defined in the 2019 Incentive Plan), such options will become fully vested and exercisable.

Number of Options Granted
Eric J. Lindberg, Jr.	210,450
Charles C. Bracher	91,195
S. MacGregor Read, Jr.	210,450
Robert Joseph Sheedy, Jr.	91,195
Thomas H. McMahon	63,135

The options were granted to each of our Named Executive Officers pursuant to an option agreement which provides that if the executive engages in any “detrimental activity” (as defined in the 2019 Incentive Plan and provided below), our Compensation Committee may, in its sole discretion, take actions permitted under the 2019 Incentive Plan, including: (a) canceling the options, or (b) requiring that the executive forfeit any gain realized on the exercise of the options or the disposition of any shares of our common stock received upon exercise of the options, and repay such gain to us. Under the 2019 Incentive Plan, “detrimental activity” is generally defined as any of the following: (i) unauthorized disclosure of any of our confidential or proprietary information; (ii) any activity that would be grounds to terminate the executive’s employment or service with us for cause; (iii) a breach by the executive of any restrictive covenant by which such executive is bound, including, without limitation, any covenant not to compete or not to solicit, in any agreement with us; or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by our Compensation Committee in its sole discretion.

2016 and 2018 Dividends on Options

As described below, we declared cash dividends in respect of our outstanding common stock in 2016 and 2018. Pursuant to the terms of the 2014 Stock Plan, our board of directors was required to make an equitable adjustment to all outstanding options in connection with the payment of the extraordinary dividend.

In June 2016, our board of directors declared a cash dividend of $1.23 per share of our outstanding common stock (the “2016 Dividend”). In connection with the 2016 Dividend, we treated the outstanding options held by each of our Named Executive Officers pursuant to the 2014 Stock Plan as follows:

•

With respect to vested time-vesting options, the Named Executive Officer received a lump-sum cash payment in an amount equal to the number of shares underlying the vested option multiplied by the 2016 Dividend amount, less applicable tax withholdings, paid in June 2016.

•

With respect to unvested time-vesting options, the Named Executive Officer received a right to cash payment in an amount equal to the number of shares underlying the option multiplied by the 2016 Dividend amount, to be paid in part upon each vesting date under the unvested option (provided that the executive satisfied the vesting conditions applicable to the unvested option, for such vesting date).

•	We reduced the per share exercise prices of any outstanding unvested performance-vesting options held by Named Executive Officers, by the per share 2016 Dividend amount.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In October 2018, our board of directors declared a cash dividend of $2.10 per share of the company’s outstanding common stock (the “2018 Dividend”). In connection with the 2018 Dividend, we treated the outstanding options held by each of our Named Executive Officers pursuant to the 2014 Stock Plan as follows:

•

With respect to vested time-vesting options, the Named Executive Officer received a lump-sum cash payment in an amount equal to the number of shares underlying the vested option multiplied by the 2018 Dividend amount, less applicable tax withholdings, paid on October 26, 2018.

•

With respect to unvested time-vesting options, the Named Executive Officer received a right to cash payment in an amount equal to the number of shares underlying the unvested option multiplied by the 2018 Dividend amount, to be paid in part upon each vesting date under the option (provided that the executive satisfied the vesting conditions applicable to the unvested option, for such vesting date).

•	We reduced the per share exercise prices of any outstanding unvested performance-vesting options held by Named Executive Officers, by the per share 2018 Dividend amount.

Employment Agreements with Named Executive Officers

Messrs. Lindberg and Read

On October 7, 2014, we entered into an amended and restated chief executive officer employment agreement with each of Messrs. Lindberg and Read, pursuant to which each executive agreed to serve as Co-Chief Executive Officers. As of January 2019, Mr. Lindberg has served as our Chief Executive Officer and Mr. Read has served as our executive Vice Chairman. Under their employment agreements, each of Messrs. Lindberg’s and Read’s initial annual base salary was $504,000 ($750,000 in 2019 for Mr. Lindberg and $584,298 in 2019 for Mr. Read) and each executive’s target AIP award is 100% of his base salary. Each employment agreement provides that in the event of a termination of employment without cause or resignation for good reason (as such terms are defined in the employment agreement), each of Messrs. Lindberg and Read is entitled to (i) payment of his base salary, payable in equal installments in accordance with our regular payroll practices for a period of 24 months following the termination date; (ii) an amount equal to two times his target bonus for the year in which the termination date occurs, payable in equal installments for a period of 24 months following the termination date; and (iii) payment for up to 18 months of medical and dental benefits for the executive and his dependents which are substantially the same as the benefits provided immediately prior to the termination date (including, in our discretion, payment for the costs associated with continuation coverage pursuant to COBRA). Each employment agreement further provides that if the executive’s employment is terminated by reason of his death or disability, he will be entitled to a lump sum amount equal to his target annual bonus for the year in which the termination occurs, prorated based on the ratio of the number of days during such year that the executive was employed to 365. Each employment agreement contains non-competition covenants during the term of the agreement as well as confidentiality and employee non-solicitation covenants.

Messrs. Bracher, Sheedy and McMahon

On October 7, 2014, we entered into an employment agreement with each of Messrs. Bracher, Sheedy and McMahon, pursuant to which each executive serves as Chief Financial Officer, President and Executive Vice President of Sales & Merchandising, respectively. Under each employment agreement, Mr. Bracher’s initial annual base salary was $450,883 ($522,698 in 2019), Mr. Sheedy’s initial annual base salary was $350,000 ($550,000 in 2019) and Mr. McMahon’s initial annual base salary was $309,000 ($358,217 in 2019). Each employment agreement contains non-competition covenants during the term of the agreement as well as confidentiality and employee non-solicitation covenants.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Other Compensation

Benefits

We provide various employee benefit programs to our Named Executive Officers, including medical, vision, dental, life insurance, accidental death & dismemberment, long-term disability, short-term disability, health savings accounts and wellness programs. These benefit programs are generally available to all of our U.S.-based employees. These benefits are provided to our Named Executive Officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.

Profit Sharing Contributions

We maintain a defined contribution pension plan (the “401(k) Plan”) for all full-time employees, including our Named Executive Officers, with at least three months of service. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The 401(k) Plan provides that each participant may contribute up to 60% of such participant’s compensation subject to certain restrictions. The 401(k) Plan allows for discretionary employer contributions, and the amount of these contributions paid to the Named Executive Officers are disclosed in the “All Other Compensation” column of the Summary Compensation Table.

Tax and Accounting Implications

The Compensation Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Code. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Summary Compensation Table

The following table summarizes the total compensation earned in 2019 by our Named Executive Officers during fiscal years 2018 and 2019. We have omitted from this table the columns for Change in Pension Value and Nonqualified Deferred Compensation Earnings, because no Named Executive Officer received such types of compensation during fiscal years covered.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eric J. Lindberg, Jr.	2019	666,694	1,643,387	761,772	934,422	4,006,275
Chief Executive Officer	2018	567,279	—	440,042	2,638,485	3,645,806

Charles C. Bracher	2019	522,698	712,134	358,345	271,365	1,864,542
Chief Financial Officer	2018	507,473	—	262,747	725,402	1,495,622

S. MacGregor Read, Jr.	2019	584,298	1,643,387	667,626	934,422	3,829,733
Vice Chairman	2018	567,279	—	440,042	2,638,485	3,645,806

Robert Joseph Sheedy, Jr.	2019	519,458	712,134	445,154	271,365	1,948,111
President	2018	475,000	—	245,934	725,376	1,446,310

Thomas H. McMahon	2019	358,217	493,016	204,651	190,992	1,246,876
Executive Vice President, Sales & Merchandising	2018	347,783	—	180,066	494,269	1,022,118

(1)

Amounts reported in the “Salary” column represent the base salary earned by each Named Executive Officer during the fiscal year covered. Effective July 1, 2019, the base salary of Mr. Lindberg was increased from $584,298 to $750,000 and the base salary of Mr. Sheedy was increased from $489,250 to $550,000.

(2)

Amounts reported in the “Option Awards” column represent the grant date fair value of the options granted during the fiscal year covered to our Named Executive Officers, computed in accordance with FASB Accounting Standards Codification Topic 718. The valuation assumptions used in determining such amounts are described in “NOTE 7—Share-based Awards” to our audited consolidated financial statements included in our Annual Report, incorporated by reference in this prospectus.

(3)

Amounts reported in the “Non-Equity Incentive Plan Compensation” column represent the annual incentive bonus amounts earned by each Named Executive Officer pursuant to the AIP during the fiscal year covered.

(4)	Amounts reported in the “All Other Compensation” column represent the following with respect to each Named Executive Officer in fiscal year 2019:

•

Mr. Lindberg: profit sharing contribution amount of $30,250 under our 401(k) Plan; and a lump sum cash payment in the amount of $904,172 in connection with the payment of the 2016 and 2018 Dividends relating to the vesting of the last tranche of Mr. Lindberg’s time-based options.

•

Mr. Bracher: profit sharing contribution amount of $30,250 under the 401(k) Plan; and a lump sum cash payment in the amount of $241,115 in connection with the payment of the 2016 and 2018 Dividends relating to the vesting of the last tranche of Mr. Bracher’s time-based options.

•

Mr. Read: profit sharing contribution amount of $30,250 under the 401(k) Plan; and a lump sum cash payment in the amount of $904,172 in connection with the payment of the 2016 and 2018 Dividends relating to the vesting of the last tranche of Mr. Read’s time-based options.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Mr. Sheedy: profit sharing contribution amount of $30,250 under the 401(k) Plan; and a lump sum cash payment in the amount of $241,115 in connection with the payment of the 2016 and 2018 Dividends relating to the vesting of the last tranche of Mr. Sheedy’s time-based options.

•

Mr. McMahon: profit sharing contribution amount of $30,250 under the 401(k) Plan; and a lump sum cash payment in the amount of $160,742 in connection with the payment of the 2016 and 2018 Dividends relating to the vesting of the last tranche of Mr. McMahon’s time-based options.

Grants of Plan-Based Awards in 2019

The following table provides information with respect to grants of plan-based awards to our Named Executive Officers in 2019.

GRANTS OF PLAN BASED AWARDS

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / share)	Grant Date Fair Value of Stock and Option Awards ($)(2)	Grant Date of Stock Option Awards
	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Eric J. Lindberg, Jr.	—	667,149	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	210,450	22.00	1,643,387	6/19/2019
Charles C. Bracher	—	313,619	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	91,195	22.00	712,134	6/19/2019
S. MacGregor Read, Jr	—	584,298	—	—	—	—	—	—	—	—	—
.	—	—	—	—	—	—	—	210,450	22.00	1,643,387	6/19/2019
Robert Joseph Sheedy, Jr.	—	389,719	—	—	—	—	—	—	—	—	—
	—		—	—	—	—	—	91,195	22.00	712,134	6/19/2019
Thomas H. McMahon	—	179,109	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	63,135	22.00	493,016	6/19/2019

(1)

See “Annual Cash Incentive Compensation—2019 Annual Incentive Plan” for a description of our annual performance-based cash bonus plan. The amounts in the “Target” column represent the target amounts available under the 2019 AIP for our 2019 fiscal year with respect to each Named Executive Officer. The calculation uses each Named Executive Officer’s base salary as of January 7, 2019. For purposes of this table, the “Threshold” amount shown represents an assumption that the Company achieves the threshold level of adjusted EBITDA performance and individual performance attainment that is slightly greater than 0%, which would result in a de minimis AIP payout. There is no maximum level with respect to awards under the 2019 AIP.

(2)

The amounts included in this column represent the grant date fair value of options granted to our Named Executive Officers under the 2019 Incentive Plan, computed in accordance with FASB Accounting Standards Codification Topic 718. The valuation assumptions used in determining such amounts are described in “NOTE 7—Share-based Awards” to the audited consolidated financial statements included in our Annual Report, incorporated by reference in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Outstanding Equity Awards at 2019 Year End

The following table includes certain information with respect to stock options held by our Named Executive Officers as of December 28, 2019.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Original Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)(3)	Option Exercise Price ($)	Option Expiration Date
Eric J. Lindberg, Jr.	10/21/14	1,357,614			7.13	10/21/24
	10/21/14			1,357,614	3.81	10/21/24
	6/19/19		210,450		22.00	6/19/29

Charles C. Bracher	11/25/14	362,030			7.13	11/25/24
	11/25/14			362,030	3.81	11/25/24
	6/19/19		91,195		22.00	6/19/29

S. MacGregor Read, Jr	10/21/14	1,357,614			7.13	10/21/24
	10/21/14			1,357,614	3.81	10/21/24
	6/19/19		210,450		22.00	6/19/29

Robert Joseph Sheedy, Jr	11/25/14	362,031			7.13	11/25/24
	11/25/14			362,030	3.81	11/25/24
	6/19/19		91,195		22.00	6/19/29

Thomas H. McMahon	11/25/14	241,352			7.13	11/25/24
	11/25/14			241,353	3.81	11/25/24
	6/19/19		63,135		22.00	6/19/29

(1)

The numbers in this column represent vested time-vesting options granted under the 2014 Stock Plan in 2014, which vest as follows: 20% of the shares subject to the option vest and become exercisable on each of the first five anniversaries of the grant date, subject to continued employment on each applicable vesting date.

(2)

The numbers in this column represent unvested time-vesting options granted under the 2014 Stock Plan in 2014, which vest as follows: 20% of the shares subject to the option vest and become exercisable on each of the first five anniversaries of the grant date, subject to continued employment on each applicable vesting date. In addition, the numbers in this column represent unvested time-vesting options granted under the 2019 Incentive Plan in 2019, which vest as follows: 100% of the shares subject to the option will vest and become exercisable on the fourth anniversary of the grant date, subject to continued employment on the vesting date. If the executive undergoes a termination of employment without cause following a change in control (as such terms are defined in the 2019 Incentive Plan), the option will become fully vested and exercisable.

(3)

The numbers in this column represent unvested performance-vesting options granted under the 2014 Stock Plan in 2014, which vest as follows: the shares subject to the option vest and become exercisable on each “measurement date” (generally defined as the date on which the H&F Investor receives proceeds prior to the occurrence of a change in control (as defined in the 2014 Stock Plan)) based on the achievement of certain IRR performance hurdles. Upon the occurrence of the “final measurement date” (generally defined as a change in control or in the case of an initial public offering at such time that the H&F Investor holds less than 10% of our issued and outstanding common stock for a period of 30 consecutive trading days), the IRR will be measured for the final time and any portion of the option that does not vest at such time will be forfeited without consideration to the executive.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Option Exercises and Stock Vested During Fiscal Year 2019

The following table includes certain information with respect to stock options exercised by the Named Executive Officers during the fiscal year ended December 28, 2019.

OPTION EXERCISES AND STOCK VESTED

	Option Awards(1)		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Eric J. Lindberg, Jr.	25,000	665,500	—	—
Charles C. Bracher	—	—	—	—
S. MacGregor Read, Jr.	350,000	9,317,000	—	—
Robert Joseph Sheedy, Jr	—	—	—	—
Thomas H. McMahon	50,000	1,331,000	—	—

(1)

On October 21, 2014, Mr. Lindberg was granted a time-vesting option to purchase 1,357,614 shares of our common stock under the 2014 Stock Plan; on October 8, 2019, he exercised 25,000 of the shares subject to the option. On October 21, 2014, Mr. Read was granted a time-vesting option to purchase 1,357,614 shares of our common stock under the 2014 Stock Plan; on October 8, 2019, he exercised 350,000 of the shares subject to the option. On November 25, 2014, Mr. McMahon was granted a time-vesting option to purchase 241,352 shares of our common stock under the 2014 Stock Plan; on October 8, 2019, he exercised 50,000 of the shares subject to the option. On the date of exercise for each Named Executive Officer, the market value of the shares underlying the options was $33.75 per share.

Potential Payments Upon Termination or Change in Control

The information below describes and estimates certain compensation that would have been payable to our Named Executive Officers under existing plans and arrangements if a qualifying termination or change in control occurred on December 28, 2019, the last business day of our 2019 fiscal year. These benefits are in addition to benefits available generally to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and our valuation at that time. There can be no assurance that a termination or change in control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact.

Severance Benefits upon Termination

The employment agreement for each of Messrs. Lindberg and Read provides that in the event of a termination of employment without cause or resignation for good reason, the executive is entitled to (i) payment of his base salary, payable in equal installments in accordance with our regular payroll practices for a period of 24 months following the termination date; (ii) an amount equal to two times his target bonus for the year in which the termination date occurs, payable in equal installments for a period of 24 months following the termination date; and (iii) payment for up to 18 months of medical and dental benefits for the executive and his dependents which are substantially the same as the benefits provided immediately prior to the termination date (including, in our discretion, payment for the costs associated with continuation coverage pursuant to COBRA). Each employment agreement further provides that if his employment is terminated by reason of his death or disability, he will be entitled to a lump sum amount equal to his target annual bonus for the year in which the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

termination occurs, prorated based on the ratio of the number of days during such year that the executive was employed to 365.

Accelerated Vesting of Options upon Change in Control or Termination following Change in Control

Each of our Named Executive Officers were granted performance-vesting options under the 2014 Stock Plan in 2014, which vest as follows: the shares subject to the option vest and become exercisable on each “measurement date” (generally defined as the date on which the H&F Investor receives proceeds prior to the occurrence of a change in control, as defined in the 2014 Stock Plan) based on the achievement of certain IRR performance hurdles. Upon the occurrence of the “final measurement date” (generally defined as a change in control or in the case of an initial public offering at such time that the H&F Investor holds less than 10% of our issued and outstanding common stock for a period of 30 consecutive trading days), the IRR will be measured for the final time and any portion of the option that does not vest at such time will be forfeited without consideration to the executive. In addition, each of our Named Executive Officers were granted time-vesting options under the 2019 Incentive Plan in 2019, which provide that if the executive undergoes a termination of employment without cause following a change in control, such options will become fully vested and exercisable.

The following tables describe the potential payments and benefits that would have been payable to our Named Executive Officers under existing plans and arrangements if a qualifying termination or change in control occurred on December 28, 2019, the last business day of our 2019 fiscal year. The amounts shown in the tables do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of our Named Executive Officers. The amounts reported assume that the performance-vesting options granted to each Named Executive Officer in 2014 would not vest in connection with a change in control because the performance hurdles would not be met at the year-end value of our common stock.

Potential Payments Upon Termination or Change in Control to Messrs. Lindberg and Read

Name	Benefit	Termination Without Cause or for Good Reason ($)(1)	Termination due to Death or Disability ($)(2)	Termination Without Cause after Change in Control ($)(3)
Eric Lindberg, Jr.	Base Salary	1,500,000	—	—
	Bonus	1,334,298	667,149	—
	Medical/Dental/COBRA	81,954	—	—
	Accelerated Vesting of Option	—	—	2,413,862
	Total	2,916,252	667,149	2,413,862
S. MacGregor Read, Jr.	Base Salary	1,168,596	—	—
	Bonus	1,168,596	584,298	—
	Medical/Dental/COBRA	81,594	—	—
	Accelerated Vesting of Option	—	—	2,413,862
	Total	2,418,786	584,298	2,413,862

(1)

The employment agreement for each of Messrs. Lindberg and Read provides that in the event of a termination of employment without cause or resignation for good reason, the executive is entitled to (i) payment of his base salary ($750,000 for Mr. Lindberg and $584,298 for Mr. Read), payable in equal installments in accordance with our regular payroll practices for a period of 24 months following the termination date; (ii) an amount equal to two times his target bonus ($667,149 for Mr. Lindberg and $584,298 for Mr. Read) for the year in which the termination date occurs, payable in equal installments for a period of 24 months following the termination date; and (iii) medical and dental benefit payments ($2,098 monthly for Mr. Lindberg and $2,097 monthly for Mr. Read) and COBRA premium payments ($2,455 monthly for Mr. Lindberg and $2,436 monthly for Mr. Read) for a period of 18 months for the executive

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

and his dependents, which benefits are substantially the same as the benefits provided immediately prior to the termination date.
(2)

The employment agreement for each of Messrs. Lindberg and Read provides that if the executive’s employment is terminated by reason of his death or disability, he will be entitled to a lump sum amount equal to his target annual bonus ($667,149 for Mr. Lindberg and $584,298 for Mr. Read) for the year in which the termination occurs, prorated based on the ratio of the number of days during such year that the executive was employed to 365.

(3)

On June 19, 2019, the Company granted each of Messrs. Lindberg and Read a time-vesting option to purchase 210,450 shares of our common stock at an exercise price of $22.00. As of December 28, 2019, all shares subject to the option held by each of the executives are unvested. The option provides that if the executive undergoes a termination of employment without cause following a change in control, the option will become fully vested and exercisable. The amounts above represent the value associated with the accelerated vesting of the unvested shares subject to the option held by the executive upon a change in control, which is the product of (i) the difference between (A) the closing price of our common stock as of December 28, 2019 ($33.47) and (B) the exercise price ($22.00); and (ii) the number of unvested shares subject to the option as of December 28, 2019.

Potential Payments Upon Change in Control to Messrs. Bracher, Sheedy and McMahon

Name	Benefit	Termination Without Cause after Change in Control ($)(1)
Charles C. Bracher	Accelerated Vesting of Options	1,046,007
Robert Joseph Sheedy, Jr.	Accelerated Vesting of Options	1,046,007
Thomas H. McMahon	Accelerated Vesting of Options	724,158

(1)

On June 19, 2019, the Company granted each of Messrs. Bracher, Sheedy and McMahon a time-vesting option to purchase 91,195, 91,195 and 63,135 shares of our common stock, respectively, at an exercise price of $22.00. As of December 28, 2019, all shares subject to the option held by each of the executives are unvested. If the executive undergoes a termination of employment without cause following a change in control, the option will become fully vested and exercisable. The amounts above represent the value associated with the accelerated vesting of the unvested shares subject to each option held by the executive upon a change in control, which is the product of (i) the difference between (A) the closing price of our common stock as of December 28, 2019 ($33.47) and (B) the exercise price ($22.00); and (ii) the number of unvested shares subject to the option as of December 28, 2019.

Director Compensation

Pursuant to our non-employee director compensation policy, cash and equity compensation is paid or made, as applicable, to each member of our board of directors who is not either (i) an employee of us or any parent or subsidiary of us, or (ii) an employee of H&F or its affiliates (excluding portfolio companies) (each, a “Non-Employee Director”).

In connection with our initial public offering, our board adopted a new non-employee director compensation policy. Under both our prior and new non-employee director compensation policies, each Non-Employee Director is entitled to receive an annual retainer of $75,000 and a Non-Employee Director serving as chairperson of our board of directors is entitled to receive an additional annual retainer of $100,000 for such service. Effective fiscal year 2020, the Non-Employee Directors may elect to receive the annual retainer in cash or a grant of restricted stock units with respect to a number of shares of our common stock having a grant date fair market value equal to the applicable annual retainer. In addition, the new non-employee director compensation policy provides that each Non-Employee Director is entitled to receive additional annual retainers shown in the following table, as applicable. The prior non-employee director compensation policy provided for the same additional committee retainers, except that it did not cover the Nominating and Corporate Governance Committee because we did not have such a committee prior to our initial public offering. The annual retainers are

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

earned on a quarterly basis based on a calendar quarter and paid by us in arrears prior to the fifth business day following the end of each calendar quarter.

	Member	Chair
Audit and Risk Management Committee	$15,000	$25,000
Compensation Committee	$10,000	$15,000
Nominating and Corporate Governance Committee	$7,500	$10,000

In addition to cash compensation, both the prior and new non-employee director compensation policies provide that each Non-Employee Director will be granted an annual restricted stock unit award with respect to a number of shares of our common stock having a grant date fair market value of $100,000. Prior to the adoption of the 2019 Incentive Plan, restricted stock unit awards were granted to Non-Employee Directors under our 2014 Stock Plan on a date determined by our board of directors. Following the adoption of the 2019 Incentive Plan, restricted stock unit awards will be granted to Non-Employee Directors under our 2019 Incentive Plan on the date of each annual public meeting of our stockholders, subject to the Non-Employee Director’s continued service immediately following such annual meeting. Subject to the Non-Employee Director’s continued service to us on each applicable vesting date, the annual restricted stock unit awards granted under the prior policy vest in equal annual installments on each of the first three anniversaries of December 31 of each year and will vest in full upon a change in control. Under the new non-employee director compensation policy, subject to the Non-Employee Director’s continued service with us on the applicable vesting date, the annual restricted stock unit awards will generally vest in full on the anniversary of their grant date or in full upon a change in control. Under both our prior and new non-employee director compensation policies, upon each vesting event, the annual restricted stock unit grant, or the relevant portion thereof, will be settled in our shares of common stock within 30 days of the date on which the relevant vesting date occurs. The number of shares underlying the annual restricted stock unit grant will be calculated by dividing $100,000 by the fair market value as of the date the annual restricted stock unit grant is granted (which, following the public trading date, will be the closing price of a share of our common stock on the principal stock exchange on which such shares are listed).

Following his transition to the non-executive role of Vice Chairman of our board of directors and effective as of April 1, 2020, Mr. Read will be compensated in the same manner as other non-employee members of the Board pursuant to our non-employee director compensation policy for his service as a member of our board of directors (including, as applicable, his service as a member of any committee of our board of directors). In addition, while Mr. Read remains non-executive Vice Chairman of our board of directors, Mr. Read will receive an annual cash retainer of $100,000 for such service. For purposes of fiscal 2020, Mr. Read’s compensation for service as a member of our board of directors will be calculated without proration so as to include service as a member of our board of directors in fiscal 2020 prior to April 1, 2020.

For purposes of Mr. Read’s outstanding option award agreements, Mr. Read’s transition to Vice Chairman of our board of directors shall not constitute a Termination (as defined in the 2019 Incentive Plan) or a termination of Employment (as defined in the 2014 Stock Plan). Mr. Read’s outstanding options shall continue to vest based on his continued service as a member of our board of directors, with such Termination, or termination of Employment, as applicable, occurring upon cessation of Mr. Read’s service on our board of directors. In the event of a termination of Mr. Read’s service as a director as a result of his not being re-elected to our board of directors, or his death or disability, (i) all of Mr. Read’s (A) outstanding unvested time-based options shall become fully vested upon the date of such termination of service and (B) outstanding unvested performance-based options shall remain outstanding and eligible to vest pursuant to the terms of the applicable option agreement and (ii) the options will remain outstanding through the applicable option expiration date. In respect of our 2020 fiscal year, subject to Mr. Read’s continued employment through April 1, 2020, Mr. Read will be eligible to receive a pro rata portion of his bonus, based on target performance, under the 2020 AIP.

Under both our prior and new non-employee director compensation policies, none of our directors receive separate compensation for attending meetings of our board of directors or any committees thereof. All directors are reimbursed for travel and other expenses directly related to director activities and responsibilities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

With respect to fiscal year 2019, Mme. Haben and Messrs. Alterman, Bachman, Herman, Matthews and York were our Non-Employee Directors and were entitled to separate compensation for their service on our board of directors, while none of our other directors (including our employee-directors, Messrs. Lindberg and Read) were entitled to such compensation.

The following table summarizes the compensation paid to or earned by our directors in 2019.

2019 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(9)(10)	Equity Awards ($)(11)	All Other Compensation ($)(12)	Total ($)
Kenneth W. Alterman(1)	85,685	100,000	26,994	212,679
John E. (Jeb) Bachman(2)	13,699	—	—	13,699
Mary Kay Haben(3)	13,356	—	—	13,356
Thomas F. Herman(4)	100,000	100,000	26,994	226,994
Norman S. Matthews(5)	86,027	100,000	26,994	213,021
Jeffrey York(6)	91,370	100,000	26,994	218,364
Matthew B. Eisen(7)(8)	—	—	—	—
Philip Hammarskjold(8)(9)	—	—	—	—
Sameer Narang(8)	—	—	—	—
Erik D. Ragatz(8)	—	—	—	—

(1)	Mr. Alterman received $10,685 in cash as committee fees.
(2)	Mr. Bachman joined our board of directors on November 12, 2019 and received $3,425 in cash as committee fees.
(3)	Ms. Haben joined our board of directors on November 13, 2019 and received $3,082 in cash as committee fees.
(4)	Mr. Herman received $25,000 in cash as committee fees.
(5)	Mr. Matthews received $11,027 in cash as committee fees.
(6)	Mr. York received $8,542 in cash as committee fees.
(7)	Mr. Eisen joined our board of directors on March 22, 2019.
(8)	Messrs. Eisen, Hammarskjold, Narang and Ragatz did not receive any compensation for their service on our board of directors.
(9)	Mr. Hammarskjold resigned as a director on March 22, 2019.
(10)

Each of Messrs. Alterman, Herman, Matthews and York received an annual retainer of $75,000 in cash for service on our board of directors. Each of Mme. Haben and Mr. Bachman received a pro-rated annual retainer of $10,274 in cash for service on our board of directors as of November 2019.

(11)

Each of Messrs. Alterman, Herman, Matthews and York was granted a restricted stock unit award on March 30, 2019 with respect to 7,984 shares of our common stock, pursuant to the terms of the 2014 Stock Plan. Each of Messrs. Alterman, Herman, Matthews and York was granted a restricted stock unit award on June 24, 2019 with respect to 5,612 shares of our common stock, pursuant to the terms of the 2019 Incentive Plan.

(12)

In connection with the 2016 Dividend and the 2018 Dividend, we made cash payments in the amount of $26,994 on January 4, 2019 to each of Messrs. Alterman, Herman, Matthews and York, in respect of restricted stock units each such person held that vested on December 31, 2018.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

On October 7, 2014, we entered into a stockholders agreement with the H&F Investor, certain executive officers and their family trusts, including Messrs. Lindberg, Read, Bracher and Wilson, and certain of our directors and their family trusts, including Messrs. Herman, Mathews and York. We amended and restated this stockholders agreement on June 19, 2019 in connection with our initial public offering.

The amended and restated stockholders agreement provides that the H&F Investor has the right to nominate to our board of directors (such persons, the “H&F nominees”) a number of nominees equal to: (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by the H&F Investor. For purposes of calculating the number of directors that the H&F Investor is entitled to nominate, any fractional amounts are rounded up to the nearest whole number. In addition, the Executive Stockholders (as defined in the amended and restated stockholders agreement) and the Read Trust Rollover Stockholders (as defined in the amended and restated stockholders agreement), trusts controlled by Mr. Lindberg, Mr. Read or members of their immediate family, acting together by majority vote, have the right to nominate one person (such person, the “Executive nominee”) to our board of directors for so long as such stockholders collectively own at least 5% of our outstanding shares of common stock. The amended and restated stockholders agreement also provides that our Chief Executive Officer will be nominated to our board of directors. For so long as we have a classified board, the H&F nominees will be divided by the H&F Investor as evenly as possible among the classes of directors. The Executive nominee is initially a Class II director and the Chief Executive Officer is initially a Class III director.

Pursuant to the amended and restated stockholders agreement, we will include the H&F nominees, the Executive nominee and the Chief Executive Officer nominee on the slate that is included in our proxy statement relating to the election of directors of the class to which such persons belong and provide the highest level of support for the election of each such person as we provide to any other individual standing for election as a director. In addition, each stockholder party to the amended and restated stockholders agreement agrees to vote in favor of the Company slate that is included in our proxy statement.

In the event that an H&F nominee or the Executive nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), the persons entitled to designate such nominee director under the amended and restated stockholders agreement are entitled to appoint another nominee to fill the resulting vacancy.

The amended and restated stockholders agreement contains provisions that entitle the H&F Investor, the Executive Stockholders and the Read Trust Rollover Stockholders to certain rights to have their securities registered by us under the Securities Act. The H&F Investor is entitled to an unlimited number of “demand” registrations and the Executive Stockholders and Read Trust Rollover Stockholders collectively are entitled to three “demand” registrations, subject in each case to certain limitations. Every stockholder party to the amended and restated stockholders agreement is also entitled to customary “piggyback” registration rights. In addition, the amended and restated stockholders agreement provides that we will pay certain expenses of the stockholder parties relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. Through April 1, 2020, we have incurred approximately $2.2 million in expenses associated with registered securities offerings conducted by persons with registration rights under the amended and restated stockholders agreement.

Indemnification of Directors and Officers

We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, provide that we will jointly and

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severally indemnify each indemnitee to the fullest extent permitted by the Delaware general corporation law from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Lease Arrangements

As of March 28, 2020, we leased fifteen store properties and one distribution center from entities in which Messrs. Lindberg and Read, or their respective families, had a direct or indirect material interest. These entities received aggregate annual lease payments in fiscal year 2019 of approximately $6.1 million and of approximately $1.5 million in the 13 weeks ended March 28, 2020. The leases for seven of these stores expire in August 2024. The leases on the nine remaining properties expire on various dates between December 2020 and December 2032.

Related Persons Transaction Policy

We have a written policy on transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that all “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will communicate that information to our board of directors or to a duly authorized committee thereof. Our related person policy provides that no related person transaction entered into following the completion of our initial public offering will be executed without the approval or ratification of our board of directors or a duly authorized committee thereof. It is our policy that any directors interested in a related person transaction must recuse themselves from any vote on a related person transaction in which they have an interest.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the common stock of Grocery Outlet Holding Corp. as of April 13, 2020 by:

•	each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	our directors and executive officers as a group; and

•	all selling stockholders.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

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Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Grocery Outlet Holding Corp., 5650 Hollis Street, Emeryville, California 94608.

			Shares to be Sold in this Offering						Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		If Underwriters’ Option to Purchase Additional Shares is Not Exercised			If Underwriters’ Option to Purchase Additional Shares is Exercised in Full			If Underwriters’ Option to Purchase Additional Shares is Not Exercised			If Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%		Shares	%		Shares	%
5% Stockholders:
H&F Globe Investor LP(1)	26,543,362	29.5%			%			%			%			%
Executive Officers and Directors:
Eric J. Lindberg, Jr.(2)	5,666,494	6.1
S. MacGregor Read, Jr.(3)	6,583,804	7.2
Robert Joseph Sheedy, Jr.(4)	536,021	*
Charles C. Bracher(5)	577,219	*
Thomas H. McMahon(6)	403,255	*
Erik D. Ragatz(7)	—	*
Kenneth W. Alterman(8)	48,992	*
John E. Bachman	—	*
Matthew B. Eisen(7)	—	*
Thomas F. Herman(9)	85,082	*
Mary Kay Haben	—	*
Norman S. Matthews	90,428	*
Sameer Narang(7)	—	*
Jeffrey York	156,488	*
All directors and executive officers as a group (19 persons)(10)	14,862,314	15.4%			%			%			%			%
Other Selling Stockholders:

*	Indicates beneficial ownership of less than 1%.
(1)

Reflects shares directly held by the H&F Investor. The general partner of the H&F Investor is H&F Globe Investor GP LLC (“Globe Investor GP”). Hellman & Friedman Capital Partners VII (Parallel), L.P. (“HFCP VII”) is the managing member of Globe Investor GP. Hellman & Friedman Investors VII, L.P. (“H&F Investors VII”) is the general partner of HFCP VII. H&F Corporate Investors VII, Ltd. (“H&F VII”) is the general partner of H&F Investors VII. As the general partner of H&F Investors VII, H&F VII may be deemed to have beneficial ownership of the shares of common stock beneficially owned by the H&F Investor. The board of directors of H&F VII consists of Philip U. Hammarskjold, David R. Tunnell and Allen Thorpe. Each of the members of the board of directors of H&F VII disclaims beneficial ownership of such shares of our common stock. The address of each entity named in this footnote is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.

(2)

Consists of 2,292,854 shares issuable upon the exercise of options exercisable within 60 days following April 13, 2020 directly held by Mr. Lindberg, 460 shares directly held by Mr. Lindberg’s wife and 460 shares directly held by Mr. Lindberg’s child, 2,376,670 shares directly held by the Lindberg Revocable Trust u/a/d 2/14/06 of which Mr. Lindberg is a Trustee, 701,500 shares directly held by the Lindberg Irrevocable Trust u/a/d 5/12/17 of which Mr. Lindberg is a Trustee and 294,550 shares directly held by The Tuckernuck Limited Partnership of which The Read Family 2014 Irrevocable Trust, f/b/o Brady Read and The Read Family 2014 Irrevocable Trust, f/b/o Charlotte Read are the general partners. Mr. Lindberg is a Trustee of each of the general partners of The Tuckernuck Limited Partnership. Not included in the table above are 210,450 shares issuable upon the exercise of time-based options held by Mr. Lindberg that vest more than 60 days following April 13, 2020 and 397,374 shares issuable upon the exercise of performance-based options held by Mr. Lindberg that may vest in the future when the H&F Investor has satisfied additional specified internal rates of return with respect to its investment in the Company.

(3)

Consists of 1,967,854 shares issuable upon the exercise of options exercisable within 60 days following April 13, 2020 directly held by Mr. Read, 2,307,975 shares directly held by The Nordlingen Trust dated 1/23/2012, as amended and restated, 9/17/2014 of which Mr. Read is a Trustee and 2,307,975 shares directly held by The Redmond Trust dated 10/19/2003, as amended and restated, 9/17/2014 of which Mr. Read is a Trustee. Not included in the table above are 210,450 shares issuable upon the exercise of time-based options held by Mr. Read that vest more than 60 days following April 13, 2020 and 397,374 shares issuable upon the exercise of performance-based options held by Mr. Read that may vest in the future when the H&F Investor has satisfied additional specified internal rates of return with respect to its investment in the Company.

(4)

Consists of 526,021 shares issuable upon the exercise of options exercisable within 60 days following April 13, 2020 and 10,000 shares held directly by Mr. Sheedy. Not included in the table above are 105,967 shares issuable upon the exercise of performance-based options held by Mr. Sheedy that may vest in the future when the H&F Investor has satisfied additional specified internal rates of return with respect to its investment in the Company.

(5)

Consists of 533,719 shares issuable upon the exercise of options exercisable within 60 days following April 13, 2020, 42,090 shares held directly by Mr. Bracher and 1,410 shares directly held by Mr. Bracher’s wife. Not included in the table above are 105,967 shares issuable upon the exercise of performance-based options held by Mr. Bracher that may vest in the future when the H&F Investor has satisfied additional specified internal rates of return

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with respect to its investment in the Company or 1,200 shares held in trusts for Mr. Bracher’s children over which Mr. Bracher has no voting or investment power.
(6)

Consists of 312,060 shares issuable upon the exercise of options exercisable within 60 days following April 13, 2020 and 91,195 shares held directly by Mr. McMahon. Not included in the table above are 70,645 shares issuable upon the exercise of performance-based options held by Mr. McMahon that may vest in the future when the H&F Investor has satisfied additional specified internal rates of return with respect to its investment in the Company.

(7)	The address of each of Messrs. Ragatz, Eisen and Narang is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.
(8)	Includes shares directly held by the Alterman Revocable Trust of which Mr. Alterman is a Trustee.
(9)	Includes shares directly held by the Thomas F. Herman Separate Property Trust of which Mr. Herman is a Trustee.
(10)	Consists of 6,201,121 shares issuable upon the exercise of options exercisable within 60 days following April 13, 2020 and 8,661,193 shares held by our current executive officers and directors.

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DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of Delaware laws. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our Company” refer to Grocery Outlet Holding Corp. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption sinking fund or conversion rights. The common stock is not subject to further calls or assessment by us. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock or any series or class of stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the Nasdaq rules, the authorized shares of preferred stock are available for issuance without further action by you, and holders of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of any outstanding shares of preferred stock, if the holders of such shares of preferred stock are entitled to vote thereon. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class of stock) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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•	the dates at which dividends, if any, will be payable;

•	redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders or one or more outstanding series of our preferred stock.

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

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We do not expect to declare or pay any dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report, incorporated by reference in this prospectus.

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue one or more series of preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to

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be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; however, if at any time the H&F Investor owns at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors. As of April 13, 2020, before giving effect to this offering, the H&F Investor owned approximately 30% of the voting power of our outstanding stock.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder; or

•

the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the H&F Investor, and any of its respective direct or indirect transferees and any group as to which such persons or entities are a party, does not constitute an “interested stockholder” for purposes of this provision.

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Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when the H&F Investor beneficially owns at least 40% of the voting power of the stock of our company entitled to vote generally in the election of directors, of the stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when the H&F Investor beneficially owns, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of the H&F Investor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first

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anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by written consent.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. In addition, for as long as the H&F Investor beneficially owns at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission, change, addition or repeal. At any time when the H&F Investor beneficially owns less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission, change, addition or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

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•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL and entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling annual or special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management of our company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the incident to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company,

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(ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director, officer or other employee of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against our company or any director, officer or other employee of our company governed by the internal affairs doctrine. These provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selections of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the H&F Investor or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the H&F Investor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself, or herself, or its or his, or her, affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated a law during the performance of his or her

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duties, fiduciary or otherwise, owed to us, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into an indemnification agreement with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “GO.”

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SHARES ELIGIBLE FOR FUTURE SALE

General

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

As of December 28, 2019, we had a total of 89,005,062 shares of our common stock outstanding. Except in connection with the exercise of outstanding options in connection with this offering, the number of shares of common stock outstanding will not change as a result of this offering. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for shares held by our “affiliates” (as defined under Rule 144). The shares of common stock held by the H&F Investor and certain of our directors, officers and employees after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.

Pursuant to Rule 144, the restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus following the expiration of the applicable lock-up period.

In addition, a total of                  shares of our common stock has been reserved for issuance under our 2014 Stock Plan and 2019 Incentive Plan (subject to adjustments for stock splits, stock dividends and similar events), which will equal approximately     % of the shares of our common stock outstanding immediately following this offering. We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2014 Stock Plan and 2019 Incentive Plan, which automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Rule 144

In general, under Rule 144 of the Securities Act, as currently in effect, a person (or persons whose shares are deemed aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

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•	the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction in reliance on Rule 701 that was completed before the effective date of the registration statement on Form S-1 for our initial public offering are now eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. Such sales may, however, remain subject to the restrictions related to the lock-up agreements discussed immediately below.

Lock-Up Agreements

In connection with this offering, we, our executive officers, directors and the selling stockholders identified herein agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 30 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. See “Underwriting” for additional information.

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CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings

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and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service, or the IRS, Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a

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30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such

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other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

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UNDERWRITING

Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering

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with the Financial Industry Regulatory Authority up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount, from the H&F Investor. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 30 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Notwithstanding the restrictions described in the immediately preceding paragraph, the lock-up signatory may transfer any shares of common stock or any security convertible into or exercisable or exchangeable for common stock without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc., provided that (1) in the case of any transfer described in clauses (i) though (v) below, Morgan Stanley & Co. LLC and BofA Securities, Inc. receive a signed lock-up agreement for the balance of the restricted period from each donee, trustee, distributee, or transferee, as the case may be, (2) in the case of any transfer described in clauses (i), (ii), and (iii) below, any such transfer shall not involve a disposition for value, provided that in no event shall any transfer pursuant to such clauses in respect of any carry, distribution or dividend or any Company reorganization, merger or conversion be deemed to involve a disposition for value, (3) in the case of any transfer described in clauses (ii), (iii), (ix) and (x) below, such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act during the restricted period, and (4) in the case of any transfer described in clauses (i) through (v), (ix) and (xii) below, the lock-up signatory does not otherwise voluntarily effect any public filing or public report regarding such transfer during the restricted period:

i.

as a bona fide gift or gifts or by will, by intestate succession or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of property on the lock-up

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signatory’s death, in each case to any member of the immediate family of the lock-up signatory, or as a bona fide gift or gifts to a charity or educational institution; provided that if the lock-up signatory is required to report such transfer with the SEC on Form 4 in accordance with Section 16 of the Exchange Act during the restricted period, the lock-up signatory shall include a statement in such report to the effect that such transfer is not a transfer for value and that such transfer is being made as a gift, by will or intestate succession or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of property on the lock-up signatory’s death, as the case may be;

ii.	to any trust for the direct or indirect benefit of the lock-up signatory or the immediate family of the lock-up signatory;

iii.

to partners, members, stockholders or holders of another equity interest of the lock-up signatory (including, for the avoidance of doubt, any divided or distribution-in-kind of shares of common stock to such persons or entities);

iv.

to the lock-up signatory’s direct or indirect affiliates or to any investment fund or other entity controlled or managed by the lock-up signatory; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate the reason for such disposition and that such transfer of shares of common stock did not involve a disposition for value;

v.	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv);

vi.

to us (a) pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares of common stock granted by us pursuant to any employee benefit plans or arrangements described in or filed as an exhibit to the registration statement with respect to this offering, where any shares of common stock received by the lock-up signatory upon any such exercise will be subject to the terms of the lock-up agreement, or (b) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares of common stock or the vesting of any restricted stock or restricted stock unit awards granted by us pursuant to employee benefit plans or arrangements described in or filed as an exhibit to the registration statement with respect to this offering, in each case on a “cashless” or “net exercise” basis, where any shares of common stock received by the lock-up signatory upon any such exercise or vesting will be subject to the terms of the lock-up agreement; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate the reason for such disposition and that such transfer of shares of common stock was solely to us;

vii.

by operation of law pursuant to an order of a court or regulatory agency or pursuant to a domestic order in connection with a divorce settlement; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate that such transfer is by operation of law pursuant to an order of court or regulatory agency or divorce settlement;

viii.

to us pursuant to any put or call provisions of existing employment agreements and equity grant documents described in or filed as an exhibit to the registration statement with respect to this offering; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate the reason for such disposition and that such transfer of shares of common stock or capital stock was solely to us;

iv.	acquired in open-market transactions after the completion of this offering;

ix.	acquired from us pursuant to any of our employee stock purchase plans described in or filed as an exhibit to the registration statement with respect to this offering;

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x.

in response to a bona fide third party tender offer, merger, consolidation or other similar transaction made to or with all holders of capital stock involving a “change of control,” that has been approved by our board of directors, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the lock-up signatory’s shares of common stock shall remain subject to the terms of the lock-up agreement;

xii.

the entry into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that, (a) sales under any such plan may not occur during the restricted period and (b) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment or amendment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of common stock may be made under such plan during the restricted period;

xiii.

pursuant to a trading plan established in accordance with Rule 10b5-1 under the Exchange Act; provided that such plan was established prior to the execution of the relevant lock-up agreement, the existence and details of such plan were communicated to Morgan Stanley & Co. LLC and BofA Securities, Inc. and such plan will not be amended or otherwise modified during the restricted period; provided, further, that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate that such transfer was pursuant to such trading plan; or

xiv.	the sale of shares to the underwriters.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “GO.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

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Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including as lenders under the revolving credit facility and term loans under the First Lien Credit Agreement. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the

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Prospectus Regulation), except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer;

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been

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prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred

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within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 28, 2019 have been audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte advised the Audit and Risk Management Committee of the Company’s board of directors that in 2017 and 2018 a different member firm of Deloitte Touche Tohmatsu Limited had performed certain non-audit services (i.e., a loan staff arrangement to support accounting, bookkeeping, human resource, and certain administrative functions) for a foreign subsidiary of another company owned by funds affiliated with H&F (the “H&F Funds”). These non-audit services were deemed to be prohibited management functions under the SEC’s auditor independence rules.

Deloitte informed the Audit and Risk Management Committee that Deloitte maintained objectivity and impartiality on all issues encompassed within its audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018 because:

•	the impermissible non-audit services had no impact on the Company’s financial statements and were not subject to Deloitte’s audits;

•	Deloitte’s audit team for the Company had not been previously aware of the impermissible non-audit services and was not involved in the provision of such services;

•	the impermissible non-audit services have been terminated; and

•

the impermissible non-audit services had been performed for a subsidiary of a H&F Funds portfolio company that is immaterial to the H&F Funds and unrelated to the Company (other than the common ownership of the H&F Funds).

After considering the facts and circumstances, the Audit and Risk Management Committee concurred with Deloitte’s conclusion that, for the reasons described above, the impermissible services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

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We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC, including the filings that are incorporated by reference in this prospectus, are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Relations” at www.groceryoutlet.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2019, filed on March 25, 2020;

•

our Current Reports on Form 8-K filed on January 7, 2020, January 24, 2020 and January 27, 2020 (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein); and

•	the description of our common stock contained in Exhibit 4.3 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2019, filed on March 25, 2020.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to Grocery Outlet Holding Corp., 5650 Hollis Street, Emeryville, California 94608; Attention: Corporate Secretary (telephone: 510-845-1999).

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant and the selling stockholders in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and Nasdaq listing fee.

Amount to be paid
SEC Registration Fee	$	*
FINRA Filing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be listed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

We have entered into indemnification agreements with each of our directors and executive officers. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain and expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Since April 12, 2017, we have granted stock options and restricted stock units to purchase or acquire, as applicable, an aggregate of 1,031,918 shares of our common stock to employees and directors under our 2014 Stock Incentive Plan. These options had exercise prices ranging between $9.24 and $13.16 when such options were issued. On June 4, 2019, we granted options to purchase 1,364,348 shares of our common stock to employees effective as of the pricing of our initial public offering. These options have an exercise price per share of common stock equal to the initial public offering price of our common stock. The issuances of these stock options and restricted stock units were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Schedule I—Condensed Financial Information of the Registrant (Parent Company Only), incorporated by reference to Schedule I as filed in Part IV, Item 15 of the Registrant’s Annual Report for the fiscal year ended December 28, 2019.

Item 17. Undertakings

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Grocery Outlet Holding Corp. (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-8 (File No. 333-232318) filed with the SEC on June 24, 2019)

3.2	Amended and Restated Bylaws of Grocery Outlet Holding Corp. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-8 (File No. 333-232318) filed with the SEC on June 24, 2019)

4.1	Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

4.2	Amended and Restated Stockholders Agreement by and among Grocery Outlet Holding Corp. and the other parties named therein (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

4.3	Description of Grocery Outlet Holding Corp.’s Securities (incorporated by reference to Exhibit 4.3 filed with the Company’s Annual Report on Form 10-K (File No. 001-38950) filed with the SEC on March 25, 2020)

5.1†	Opinion of Simpson Thacher & Bartlett LLP

10.1	Incremental Agreement, dated as of January 24, 2020, among GOBP Holdings, Inc., Globe Intermediate Corp., certain subsidiaries of GOBP Holdings, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38950) filed with the SEC on January 24, 2020)

10.2	Incremental Agreement, dated as of July 23, 2019, among GOBP Holdings, Inc., Globe Intermediate Corp., certain subsidiaries of GOBP Holdings, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38950) filed with the SEC on July 25, 2019)

10.3	First Lien Credit Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, the lenders from time to time party thereto and the letter of credit issuers from time to time party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.4	First Lien Security Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.5	First Lien Pledge Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

10.6	First Lien Copyright Security Agreement, dated as of October 22, 2018, between Grocery Outlet, Inc. and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.7	First Lien Trademark Security Agreement, dated as of October 22, 2018, between Grocery Outlet, Inc. and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.8	First Lien Guarantee, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.9*	Globe Holding Corp. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.10*	Amended and Restated Performance Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Eric J. Lindberg, Jr., S. MacGregor Read, Jr.), dated October 21, 2014 (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.11*	Amended and Restated Time Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Eric J. Lindberg, Jr., S. MacGregor Read, Jr.), dated October 21, 2014 (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.12*	Form of Performance Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Charles C. Bracher, Robert Joseph Sheedy, Jr., Thomas H. McMahon, Steven K. Wilson) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.13*	Form of Time Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Charles C. Bracher, Robert Joseph Sheedy, Jr., Thomas H. McMahon, Steven K. Wilson) (incorporated by reference to Exhibit 10.1 to Amendment No. 17 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.14*	Grocery Outlet Holding Corp. 2019 Incentive Plan (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.15*	Form of Nonqualified Option Grant and Award Agreement (Grocery Outlet Holding Corp. 2019 Incentive Plan) (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.16*	Form of Restricted Stock Unit Grant and Award Agreement (Grocery Outlet Holding Corp. 2019 Incentive Plan) (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

10.17*	Grocery Outlet Inc. 2019 Annual Incentive Plan (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.18*	Amended and Restated Executive Employment Agreement by and between Eric J. Lindberg, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.19*	Amended and Restated Executive Employment Agreement by and between S. MacGregor Read, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.20*	Restrictive Covenant Agreement, by and between Eric J. Lindberg, Jr. and Globe Holding Corp., dated September 13, 2014 (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.21*	Restrictive Covenant Agreement, by and between S. MacGregor Read, Jr. and Globe Holding Corp., dated September 13, 2014 (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.22*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Charles C. Bracher, Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.23*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Robert Joseph Sheedy, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.24*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Thomas H. McMahon, Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.25*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Steven K. Wilson, Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.26*	Form of Globe Holding Corp. Non-Employee Director Restricted Stock Unit Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (incorporated by reference to Exhibit 10.30 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.27*	Form of Indemnification Agreement between Grocery Outlet Holding Corp. and directors and executive officers of Grocery Outlet Holding Corp. (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.28*	Transition Agreement, dated January 7, 2020, by and between Grocery Outlet Holding Corp. and S. MacGregor Read, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38950) filed with the SEC on January 6, 2020)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

23.1†	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2†	Consent of Deloitte & Touche LLP

23.3†	Consent of eSite Inc.

24.1†	Power of Attorney (included in the signature page to this Registration Statement)

*	Management contract or compensatory plan or arrangement.
†	To be filed by amendment.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act, we have duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on                     , 2020.

Grocery Outlet Holding Corp.

By:
Name:
Title:

The undersigned directors and officers of Grocery Outlet Holding Corp. hereby constitute and appoint Eric J. Lindberg, Jr., Charles C. Bracher and Pamela B. Burke and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post effective amendments to this registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the SEC, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereto.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on                     , 2020.

Signature	Title

Eric J. Lindberg, Jr.	Chief Executive Officer and Director (Principal Executive Officer)

Charles C. Bracher	Chief Financial Officer and Treasurer (Principal Financial Officer)

Lindsay E. Gray	Vice President Corporate Controller (Principal Accounting Officer)

Erik D. Ragatz	Director, Chairman of the Board

Kenneth W. Alterman	Director

John E. Bachman	Director

Matthew B. Eisen	Director

Mary Kay Haben	Director

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Signature	Title

Thomas F. Herman	Director

S. MacGregor Read, Jr.	Director

Norman S. Matthews	Director

Sameer Narang	Director

Jeffrey York	Director